Exhibit 99.1

CANWEST GLOBAL COMMUNICATIONS CORP.

ANNUAL INFORMATION FORM

November 28, 2005

ANNUAL INFORMATION FORM

CANWEST GLOBAL COMMUNICATIONS CORP.

NOVEMBER 28, 2005

TABLE OF CONTENTS

CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS	5
Historical Development	5
Recent Developments	5

DESCRIPTION OF THE BUSINESS	7
Our Business	7
Risk Factors	31

DIVIDEND POLICY	40

CAPITAL STRUCTURE	40

MARKET FOR SECURITIES	42

DIRECTORS AND OFFICERS	45

LEGAL PROCEEDINGS	46

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	47

INTEREST OF EXPERTS	47

TRANSFER AGENT AND REGISTRARS	47

ADDITIONAL INFORMATION	48

AUDIT COMMITTEE INFORMATION	48

APPENDIX – AUDIT COMMITTEE CHARTER	SCHEDULE A

CORPORATE STRUCTURE

CanWest Global Communications Corp. is an international media company with interests in broadcast television, newspapers, radio, specialty cable channels, outdoor advertising and online operations in Canada, Australia, New Zealand, the Republic of Ireland and the United Kingdom.

The Company was originally incorporated as Keigwin Investments Limited under the laws of the Province of Ontario on June 14, 1979. The Company’s name was changed to CanWest Communications Enterprises, Inc. by articles of amendment dated April 16, 1985 and continued under the laws of the Province of Manitoba by articles of continuance dated May 27, 1986. By articles of amendment dated September 19, 1990, the Company’s name was changed to CanWest Global Communications Corp. and by articles of continuance dated July 25, 1991 the Company was continued under the laws of Canada (the Canada Business Corporations Act). Our registered office and corporate head office is located at CanWest Global Place, 31st Floor, 201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3L7.

Unless otherwise specified, all information in this annual information form is presented as at August 31, 2005.

(1)	CanWest MediaWorks Limited Partnership was created on September 7, 2005. On October 13, 2005, it acquired CanWest MediaWorks Publications Inc. A 25.8% interest was sold to CanWest MediaWorks Income Fund, a new public company.

(2)	We own a 14.5% interest, which, together with our ownership of subordinated and convertible debentures, represents a 56.4% economic interest.

GENERAL DEVELOPMENT OF THE BUSINESS

Historical Background

We are an international media company with interests in broadcast television, newspapers, radio, specialty cable channels, outdoor advertising and online operations in Canada, Australia, New Zealand, the Republic of Ireland and the United Kingdom. In fiscal 2000, we significantly expanded our media operations in Canada with the acquisition of nine television stations of WIC Western International Communications Inc. and the purchase of all of the major Canadian and Internet assets of Hollinger Inc., including the metropolitan daily newspapers in nearly every large city in Canada and the National Post.

In the period subsequent to these acquisitions we have worked to integrate our Canadian media operations, reduce operating costs and improve profitability. We have also completed the sale of a number of non-strategic assets in the ongoing drive to reduce corporate debt. In fiscal 2004 we launched an IPO for our New Zealand television and radio operations through which we spun off a 30% interest in CanWest MediaWorks NZ. Recently we transferred a 25.8% interest in our Canadian publishing and interactive operations to an income fund, CanWest MediaWorks Income Fund.

Through these divestitures and partial divestitures as well as through refinancing of debt we have significantly reduced our debt and have established senior credit facilities which will provide us with increased financial flexibility.

Recent Developments

CanWest MediaWorks Income Fund

In October 2005, we transferred our investment in our Canadian newspaper and interactive operations excluding the National Post as well as certain shared service operations, which provide customer support and administrative services (the “Publications Group”) to a new entity, CanWest MediaWorks Limited Partnership (“Limited Partnership”). Concurrently, CanWest MediaWorks Income Fund (the “Fund”) closed its initial public offering of units on The Toronto Stock Exchange trading under the symbol CWM.UN and invested the net proceeds of $517.0 million for units of the Limited Partnership representing a 25.8% interest. We hold a 74.2% interest in the Limited Partnership. Monthly cash distributions are paid by the Limited Partnership to the Fund and to us out of the distributable cash generated by the operations of the Limited Partnership. A portion of our 74.2% interest, representing 20% of the total units of the Limited Partnership, is in the form of subordinated units. We will continue to consolidate the operations of the Publications Group with a minority interest charge to reflect the 25.8% ownership interest of the Fund. The dilution gain or loss related to the transaction has not been determined.

In October 2005, the Limited Partnership and its parent company CanWest MediaWorks Inc. obtained new senior credit facilities in the amounts of $1 billion and $500 million, respectively.

$517.0 net proceeds from the issuance of the Limited Partnership units to the Fund, $400.6 million in proceeds from the parent company facility, and $822.5 million in proceeds of Limited Partnership credit facilities were utilized to repay debt and associated cross currency interest rate swaps, resulting in a net reduction of consolidated debt of $400.0 million.

While we continue to have substantial involvement in the operation of the Limited Partnership, its operations are directed and governed by a separate management and Board of Directors. The ongoing relationships between the Limited Partnership, the Fund and us are subject to a number of agreements.

Other Developments

In September 2005, OFCOM, the British broadcast and telecommunications regulator, awarded us a licence to launch an FM radio station in the Solent region on the south coast of England.

In September, 2005, together with Turkish investors, we were declared the highest bidder in an auction by a Turkish state agency of rights to acquire two Turkish national radio national stations Super FM and Metro FM.

In June 2005, we completed an offer to exchange up to US$761,054,211 aggregate principal amount of registered 8% Senior Subordinated Notes (the “New Notes”) due 2012 for any and all of our outstanding unregistered 8% Senior Subordinated Notes (the “Old Notes”) due 2012. This was the final step in registering the 8% Notes issued in November 2004 in connection with the refinancing of the 12 1/8% Hollinger Notes. The effect of these transactions was to replace $903.6 million of 12 1/8% junior subordinated notes with $908.1 million (US$760.1 million) of new 8% senior subordinated notes.

In July 2004, through a series of transactions, we transferred our net assets in our New Zealand media operations to CanWest MediaWorks (NZ) Limited for 70% of the ordinary shares of CanWest MediaWorks (NZ) Limited and repayment of inter-company debt. Concurrent with the transfer of the net assets, CanWest MediaWorks (NZ) Limited completed a Initial Public Offering for 30% of its ordinary shares for NZ$100 million, net of costs of NZ$4 million (net proceeds of $83.3 million). In addition, CanWest MediaWorks (NZ) Limited issued a term bank loan of NZ$200 million.

In June 2004, we sold our interest in UTV for proceeds of $144 million, which were used to reduce corporate debt.

In July 2003, we sold our holdings of more than 2 million shares of SBS Broadcasting S.A.. Proceeds of $44 million from this sale were used to reduce corporate debt.

In May 2003, our wholly owned subsidiary, Global Communications Ltd. was awarded a radio broadcast licence by the Canadian Radio-television and Telecommunications Commission (CRTC) for an FM station in the Kitchener-Waterloo region of Ontario. This radio licence was the second awarded to CanWest in Canada. The new station, The Beat, launched early 2004 and joins Cool FM in Winnipeg, which successfully launched in February 2003.

In February 2003 we completed the sale of certain community newspapers and related assets in Southern Ontario to Osprey Media Group Inc. for cash proceeds of $194 million, which were used to reduce corporate debt.

In December 2002, we redeemed all of our outstanding Series 2 Preference Shares for cash consideration of $57.7 million. The Series 2 Preference Shares were issued in May 2001 on the amalgamation of certain subsidiaries of CanWest.

In August 2002, we sold certain community newspapers and related assets in Atlantic Canada and Saskatchewan to G.T.C. Transcontinental Group Ltd. for aggregate cash consideration of $257 million, which was used to reduce corporate debt.

DESCRIPTION OF THE BUSINESS

Our business

Overview

We are a public company whose shares are listed on the Toronto Stock Exchange and The New York Stock Exchange.

We are an international media company with interests in broadcast television, newspapers, radio, specialty cable channels, outdoor advertising and online operations in Canada, Australia, New Zealand, the Republic of Ireland and the United Kingdom.

In Canada, we are a major multi-platform media company, with television, publishing, radio and online operations that serve common geographic areas, providing our viewers, readers and advertisers with extensive local, regional and national coverage. We own and operate the Global Television Network, which covers approximately 97% of Canada’s English-language market. We are also the largest publisher of daily newspapers in Canada with aggregate daily paid circulation of approximately 1.3 million copies, representing 36% of Canada’s average daily English-language newspaper sales. In addition, we own an extensive collection of internet websites providing content of local, regional and national interest.

We believe the combination of our media assets in Canada provides us with a number of competitive advantages, including the ability to:

•	provide advertisers with multi-platform media advertising solutions designed to reach a mass audience or to target specific demographic or special-interest groups;

•	leverage the news and information production resources of our broadcasting, publishing and internet operations to provide our audiences with superior depth and scope in local, regional and national coverage; and

•	cross-promote our brands, programs and other content across our various media platforms.

We also own significant interests in media properties in other English-language markets. In Australia, we own a 56.4% economic interest in TEN Group, which owns Network TEN, one of three privately-owned national television networks. In New Zealand, we own a 70% interest in CanWest MediaWorks (NZ), which operates two national television networks, 3 and C4, and a leading group of radio stations, RadioWorks. Our other investments include a 45% interest in the only privately-owned television network in the Republic of Ireland, TV3.

For the year ended August 31, 2005, we generated revenue of $3,073 million, compared to $2,911 million in the prior year.

Operating Segments

	Revenue For the year ended August 31
	2005	2004 (1)
	$000	$000
Television
Canada	698,644	690,302
Australia - Network TEN	783,315	721,247
New Zealand	122,995	108,236
Ireland	37,519	34,152

	1,642,473	1,553,937
Radio - New Zealand	93,428	86,717
Publishing and Online – Canada	1,228,851	1,193,629
Outdoor – Australia	107,790	77,117

Total revenue	3,072,542	2,911,400

(1)	Restated for the adoption of AcG-15 – Consolidation of Variable Interest Entities. Accordingly, we have consolidated the results of TEN Group; as a result the operating segments of Network Ten and Outdoor have been restated above. Previously, TEN Group was accounted on an equity basis.

Business Strategy

In the consolidating and converging media landscape, our objective is to increase our revenue and operating income before amortization by leveraging our media platforms and acquiring, developing and controlling content. To achieve this objective, we intend to:

•	Offer comprehensive advertising solutions. Our broad range of media platforms allows us to deliver multi-platform solutions to our advertising clients. We are able to sell flexible packages of advertising across various media in local, regional and national markets. Our Canadian television, publishing and internet platforms provide advertisers with an effective means to reach a mass market or to target specific demographic and special interest groups. In New Zealand, our combination of a national television network and urban and rural radio networks allows us to design advertising solutions tailored to our clients’ needs.

•	Leverage content. By creating our own news and sports content and purchasing or commissioning entertainment content from our affiliates and others, we are able to supply our own platforms and syndicate our content to non-competing media outlets, reducing our effective costs. The combination of our television, publishing and internet platforms makes us a leading owner and provider of content in Canada. Our news and information organization provides extensive resources to develop content for delivery across our multiple distribution platforms and enables us to provide complete and in-depth coverage of local, regional and national news and information to our audiences.

•	Cross-promote and co-brand our properties. The geographic overlap of our television, publishing, radio and internet platforms enables us to cross-promote our properties in order to grow audiences, strengthen brand recognition and increase advertising revenue. For example, in Canada we use our newspapers to promote our television programs and websites. Our variety of platforms also enables us to pursue co-branding and brand extension opportunities.

•	Achieve economies of scale. Through expansion of our operations across multiple markets and media platforms, we have achieved greater purchasing power, giving us a competitive advantage in acquiring the rights to content. In addition, we can amortize the cost of content across a larger number of viewers, readers and listeners.

•	Expand operations in English-language markets and other emerging markets. We intend to develop and acquire additional media assets in our existing markets and expand into other English-language markets. While tastes and preferences vary among each of the communities we serve, we are often able to utilize programming and other content purchased, developed or produced for one market in our other markets.

•	Improve efficiency and reduce operating costs. We expect to realize cost savings through the integration of our publishing assets and other acquired assets into our existing operations and through the reduction of duplicative general and administrative expenses.

Canadian Media Operations

Canadian Television Industry

Three English-language national broadcast networks operate in Canada: the Global Television Network, the CTV television network and the Canadian Broadcasting Corporation. The Global Television Network and CTV are both privately-owned, commercial networks, while the CBC is government-owned and financed by a combination of federal government grants and commercial revenue. Several French-language networks and a number of independent stations also serve local markets. In addition to Canadian stations, Canadian viewers generally have access to U.S. stations, directly over the air, via cable or satellite.

Canada has a well-developed cable television market that provides viewers with a wide range of viewing alternatives. Most Canadians have access to a number of Canadian specialty channels as well as a number of American broadcast and cable channels. In fall 2005, there were approximately 10.9 million households in Canada with cable and/or satellite services.

A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian cable television systems with over 2,000 subscribers are required to substitute the local Canadian signal, including the Canadian commercials, for the broadcast of the identical program by a U.S. station when the two programs are broadcast at the same time. As a result, the local Canadian broadcaster’s signal and advertisements appear on two cable channels simultaneously, thereby increasing the size of the Canadian broadcaster’s audience. Direct-to-home satellite services also have program substitution obligations. Program substitution is primarily intended to compensate Canadian broadcasters that have purchased exclusive local broadcast rights for U.S. programs for the encroachment on their market by U.S. broadcasters via cable and direct-to-home satellite services.

Television broadcasting in Canada is subject to cable priority carriage rules, whereby cable systems with over 2,000 subscribers must carry the signals of local broadcasters as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under these rules is designed to ensure that they reach cable households and enjoy advantageous channel placement.

Also important to television broadcasting operations is the specialty service access rules, which require large cable systems operating in an English-language market to deliver each English-language analog specialty and category 1 digital specialty service licensed for the area, other than certain religious services, to the extent of available channels. Similarly, direct-to-home satellite services must, distribute all Canadian specialty services, other than certain religious services. These rules help ensure wider carriage for Canadian specialty services than might otherwise be secured through negotiation with the cable companies.

In addition, Canadian broadcasters are required to show specified percentages of programming of Canadian origin during a broadcast day and, specifically, during the evening period.

The following table reflects the respective share of the English-language audience held by the major Canadian networks and station groups in Spring 2005 as a percentage of both Canadian television and total television viewership:

Network or Station Group	Share of Canadian Television	Share of Total Television
Global Television Network and our “CH” stations (1)	18.8%	12.5%
CTV	25.6	17.1
CBC	6.9	4.6
CHUM	11.2	7.5
Other Canadian broadcast stations	3.5	2.4
Pay and Specialty Canadian cable channels	34.0	22.8

Total English-language broadcasting	100.0%	66.9%

Source: Bureau of Broadcast Measurement (“BBM”) Spring 2005 Sweep, Monday to Sunday, 6:00 a.m. to 2:00 a.m. adults ages 18 to 49.

(1)	Includes our two CBC affiliated stations, but not our specialty cable channels.

Television broadcasting in Canada is regulated by the CRTC. Canada maintains significant restrictions on the foreign ownership of Canadian broadcast television stations and specialty cable channels. For more information, see “Regulation—Canadian Television.”

Our Canadian Television Operations

General

We are one of the largest owners and operators of commercial broadcast television stations in Canada, as measured by both revenue and operating income before amortization. We own and operate 16 television stations licensed to provide over the air television broadcasting services in eight provinces. Eleven of our stations comprise the Global Television Network, which broadcasts to all major metropolitan areas in Canada, including Toronto, Montreal, Vancouver, Ottawa, Calgary, Edmonton, Quebec and Winnipeg and which covers an estimated 23.6 million people, or approximately 97% of Canada’s English-language market.

Four of our stations operate as independents under the “CH” brand with a schedule that is distinct from our Global Television Network. Our “CH” brand stations provide us with second stations covering several of the largest markets in Canada: Toronto/ Hamilton, Vancouver/ Victoria, Ottawa/Gatineau, Calgary, Edmonton and Greater Montreal. The programming on our “CH” brand stations is targeted at the adult audience ages 25 to 54, a more mature demographic group than the 18 to 49 year old audience targeted by our Global Television Network. Our CHCH station in Hamilton and our CHEK station in Victoria also offer a broad range of local entertainment, news and information programming, while our CH (CJNT) station in Montreal also broadcasts multi-cultural programming. Until September of 2005, CKRD in Red Deer was a CBC affiliate. It is now a full-fledged CH station providing a new programming stream for viewers in Red Deer, Calgary and Edmonton. In the near future, our CBC affiliate in Kelowna will also disaffiliate and become a CH service.

We also own Prime TV, a Canadian specialty channel providing entertainment and information programming to the “baby boomer” generation.

In November 2000, the CRTC awarded licenses to operate three new digital Category 1 specialty channels and 27 new digital Category 2 specialty channels to us and/or partnerships in which we have an interest. Cable and satellite service operators that offer digital services are legally required to carry Category 1 channels, and can carry Category 2 channels at their option. We launched two Category 1 services, mentv (49% owned) and Mystery TV (50% owned) and four Category 2 channels, Lonestar, DejaView, Fox Sports World Canada and Xtreme Sports, in September 2001. In September 2003, we launched CoolTV, a category 2 channel.

The following table sets forth the relative ranking and audience share of our originating broadcast television stations in each of their respective Demographic Market Areas or Extended Market Areas for Fall 2004/Spring2005:

	Call Sign	Stations in DMA/EMA	Rank in DMA/EMA (1)	Audience Share (1)
Global Television Network:
Global Ontario	CIII	13	2	10.3%
Global Quebec (2)	CKMI	8	2	7.9
Global Vancouver	CHAN	13	2	12.7
Global Calgary	CICT	8	2	11.7
Global Edmonton	CITV	8	2	11.4
Global Winnipeg	CKND	8	2	11.9
Global Halifax	CIHFNS	8	2	9.0
Global Saskatoon	CFSK	7	2	8.8
Global Regina	CFRE	7	2	7.8
Global Saint John	CIHF-NB	8	2	7.7
Global Lethbridge (3)(4)	CISA	8	2	15.1
CH Television System:
Montreal, Quebec (2)	CJNT	8	7	2.2
Hamilton, Ontario (5)	CHCH	13	4	4.0
Victoria, British Columbia (6)	CHEK	13	4	5.1
CBC Affiliates:
Okanagan-Kamloops, British Columbia	CHBC	8	6	4.4
Red Deer, Alberta (7)	CKRD	8	6	2.3

(1)	Monday to Sunday, Central Prime Time (8:00 p.m. to 11:00 p.m. in all markets except Saskatchewan and Manitoba where, due to time zone differences with U.S. border stations, Central Prime Time is 7:00 p.m. to 10:00 p.m.). For Toronto/Hamilton and Vancouver/Victoria, September 13, 2004 to December 19, 2004 and January 3, 2005 to May 29, 2005. BBM Meter Research adults ages 18 to 49. All other markets: Fall 2004/Spring 2005 average BBM Sweeps, adults ages 18 to 49.

(2)	Based on English language stations only.

(3)	BBM Area 8021 — Lethbridge area.

(4)	CISA is a repeater of CICT Calgary.

(5)	Rank and Share in the Toronto/Hamilton EMA.

(6)	Rank and Share in Vancouver EMA.

(7)	Effective September 1, 2005 this station became part of our CH Television System, known as CH Red Deer with the new call sign, CHCA.

Programming

Our Global Television Network targets adults ages 18 to 49, while our “CH” brand stations target a more mature demographic, adults ages 25 to 54. The key elements of our programming strategy are:

•	purchasing exclusive Canadian broadcasting rights to entertainment programs which appeal to our target audiences; and

•	maximizing simulcasting opportunities.

We aggressively promote our television series and seek to develop viewer loyalty by offering a consistent programming schedule. By purchasing exclusive Canadian broadcasting rights to programming, we are able to control its distribution throughout the country. We are also able to offset programming costs through syndication to non-competing stations. We simulcast U.S.-originated programming whenever possible in order to maximize our ratings and advertising revenue.

Substantially all of our acquired programming is purchased for national exposure in Canada and the majority of the programming is produced within Canada and the United States. In order to gain economies of scale, the programming is often purchased for multiple levels, including telecast rights for our specialty and digital television channels as well as our conventional television stations. Many of our programming agreements are for multi-year program supply. Such agreements are currently held with several major non-Canadian studios, including Sony Pictures Television (Columbia), and Fox. These agreements require suppliers to provide, and us to buy, pre-agreed amounts of programming over one or more years. These agreements have provided price stability for our program acquisitions and have enhanced our ability to retain highly-rated U.S. network series programming and to acquire desirable new programming while, at the same time, helping to soften the effect of the very cyclical nature of most television programs.

Both our Global Television Network and our “CH” brand stations broadcast many of the most popular programs in Canada. Among the many “hit” shows in our current program schedules are a combination of recent entrants and established programs, including Survivor, The Apprentice, Will and Grace, Las Vegas, Without a Trace, Prison Break, Bones, House, E-Ring, Threshold, Numbers, Two and a Half Men, The Simpsons, Gilmore Girls, That 70’s Show, Malcolm in the Middle, Fear Factor and 24. Global Television also broadcasts world class sporting events such as NFL football (including the Super Bowl), Molson Indy, the Masters Golf Tournament and the Wimbledon Tennis Championships. In 2002, Global Television introduced a series of Canadian documentaries from independent producers across all the regions of Canada. Several of the programs have aired to strong national acclaim, including Jenin: Massacring the Truth and Confrontation at Concordia.

Since its launch in September 2001, Global National, Canada’s only supper-hour national newscast, has won several prestigious national awards including six from the Radio-Television News Directors Association, four Leo awards for best National newscast and best anchor as well as two Gemini nominations. Strategically, Global National has enhanced the news “brand” and credibility of many of Global television’s local news and public affairs programs with correspondents in Washington D.C., London, Tel Aviv and a large national bureau in Ottawa. The combination of local and national news at the supper hour has led to considerable expansion of news programming, especially in British Columbia, Alberta and Ontario. Global British Columbia, for example, is now broadcasting 43 hours of local news programming per week and commands one of the largest local English language news audiences in Canada.

Ratings

The following table sets forth Global Television’s audience shares and that of its primary competitors in each of the Toronto/Hamilton and Vancouver/Victoria markets for the 2004 and 2005 broadcast years:

Audience Share in Selected Major Markets (1)

	Primetime 7PM - 11PM (2)		Rank (3)	6AM – Midnight (2)		Rank (3)
	2004/2005	2003/2004	2004/2005	2004/2005	2003/2004	2004/2005
Toronto/Hamilton (4):
CTV-CFTO	13.4%	11.0%	1	10.1%	9.1%	1
Global Ontario – CIII	9.2	10.5	2	7.5	8.5	2
CHUM – CITY	6.2	6.7	3	6.3	6.6	3
CBC – CBLT	4.0	6.5	4	3.3	4.8	4
“CH” Brand – CHCH	3.6	4.3	5	3.2	3.6	5
CHUM – CKVR	2.3	2.4	6	1.9	2.0	7
Fox – WUTV	1.9	2.3	7	2.4	2.7	6
Rogers – CFMT	1.7	1.5	8	1.7	1.7	8

Vancouver/Victoria (5):
CTV – CIVT	14.3	10.0	1	9.8	7.3	2
Global Vancouver – CHAN	11.9	12.9	2	13.8	13.9	1
CHUM-CKVU	5.1	5.0	3	4.0	4.1	5

“CH” Brand – CHEK	4.9	5.2	4	4.3	4.5	3
CBC – CBUT	4.7	7.9	5	4.1	6.7	4
CHUM – CIVI	3.4	3.7	6	3.0	2.7	6
Independent – KVOS	1.7	2.4	7	1.4	2.1	7

(1)	Audience share among adults 18 to 49.

(2)	September 13, 2004 to May 29, 2005 and September 15, 2003 to May 30, 2004.

(3)	Based upon figures reported in this table.

(4)	BBM Toronto Meter Data, September 13, 2004 to May 29, 2005 and September 15, 2003 to May 30, 2004.

(5)	BBM Vancouver Meter Data, September 13, 2004 to May 29, 2005 and September 15, 2003, to May 30, 2004.

Advertising Sales and Revenue

Our Canadian television operations derive their revenue primarily from the sale of broadcast air time to national, regional and local advertisers. For fiscal 2005, we derived over 85% of the advertising revenue relating to our Canadian broadcasting operations from sales to national advertisers and the balance from sales to regional and local advertisers. Under the terms of our broadcasting licenses, our Global Ontario and Global Quebec stations may sell broadcast air time only to national advertisers.

Intangible Assets

Within our Canadian television operations, we have identified broadcast licences in the amount of $494.9 million. These assets have indefinite lives.

Canadian Publishing Industry

The Canadian newspaper industry is comprised of over 100 daily paid circulation newspapers and numerous non-daily paid and free-distribution publications. The industry is mature and is dominated by a small number of major publishers. We are the largest newspaper publisher in Canada, with 36% of paid circulation in 2004, ahead of Torstar Corporation (17%), Sun Media (16%), The Globe and Mail (7%), Osprey Media Income Fund (7%) and others (17%).

Total Canadian daily newspaper industry revenue was $3.4 billion in 2004, with 78% derived from advertising and the balance of 22% coming from circulation. Advertising revenue and, to a lesser extent, circulation revenue are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenue have corresponded with periods of economic growth, while decreases have corresponded with general economic downturns and regional and local recessions. Daily newspaper advertising revenue increased by 3.0%, or $80.0 million in 2004. In 2003, daily advertising revenue increased by 0.8%, or $18.8 million following a decrease of 0.3%, or $8.5 million in 2002. Declines in 2001 and 2002 followed six successive years of growth from the $1.8 billion posted in 1994.

Daily newspaper circulation revenue has been stable for the past ten years. From 2003 to 2004, average Canadian daily newspaper circulation revenue increased by $22 million or 3.1% to $745 million. The median single copy price for a weekday edition of a Canadian daily newspaper increased from $0.65 in 1995 to $0.80 in 2004. The industry has seen slight declines in circulation volumes. Total newspaper circulation of 4.9 million copies in 2004 compared to 5.3 million copies in 1995. In spite of the decline in circulation, newspaper readership (as measured by NADBank, 2004) has increased as a result of an increase in the number of readers per copy. Daily newspapers weekly readership in ten major Canadian markets increased to 10.4 million readers in 2004 from 10.3 million in 2003 and 9.5 million readers in 1995.

Our Publishing Operations

General

Our Canadian Publishing operations are comprised of our newspaper and interactive operations which are operated by the Limited Partnership as well as the National Post. We are the largest publisher of daily newspapers in Canada, as measured by paid circulation, readership and revenue. Our publications include 10 daily metropolitan newspapers, all of which serve markets also reached by our broadcast television signals. In addition, we own and operate two other daily newspapers, 21 non-daily community newspapers, interests in two free commuter publications and shopping guides. We also own the National Post, one of Canada’s two national daily newspapers.

Our newspapers have an aggregate daily paid circulation of 1.3 million copies, representing 36% of Canada’s daily average English-language newspaper circulation, and an estimated average weekly readership of 4.9 million people in 2004. Most of our newspapers have the highest circulation among publications in their markets. The high cost associated with starting a major daily newspaper operation constitutes a barrier to entry to potential new competitors to larger daily newspapers. While internet advertising may become more competitive in the future, it has not yet had a significant impact on revenue or operating income before amortization of our publishing assets.

Daily Newspapers

We publish 10 daily metropolitan newspapers (nine broadsheets and one tabloid) and two other daily newspapers (broadsheets). The average age of our daily newspapers is 120 years old. Our newspapers have consistently been recognized for the quality of their content, having received numerous nominations and awards

The following table sets forth the paid daily circulation for the six months ended September 30, 2005 for the major newspapers as well as their respective readership statistics as of the dates noted:

Publication	Market	Established	Total Daily Paid Circulation(1)	Weekly Readership(2)	Market Position(3)		Local Newspaper Market Share(1)(6)
The Vancouver Sun	Vancouver	1912	178,448	893,900	1		100	%(7)
The Province	Vancouver	1898	153,754	845,400	2	(4)
The Gazette	Montreal	1778	138,308	579,300	1	(5)	100%
Ottawa Citizen	Ottawa	1845	132,093	474,300	1		73%
Edmonton Journal	Edmonton	1903	128,259	476,700	1		64%
Calgary Herald	Calgary	1883	121,499	476,800	1		65%
The Windsor Star	Windsor	1918	71,823	206,800	1		100%
Times Colonist	Victoria	1858	72,079	191,200	1		100%
The StarPhoenix	Saskatoon	1902	54,616	141,400	1		100%
Leader-Post	Regina	1885	50,370	122,100	1		100%

Total			1,101,249

Notes:

(1)	Source: ABC: September 2005 Publishers’ Statements.

(2)	Source: NADbank Weekly Readership of daily paid circulation newspapers by Resident Market 2004 Study (based upon 6/7 day cume, adults 18+).

(3)	As measured by paid circulation and readership.

(4)	Second to The Vancouver Sun, which is also owned by the Partnership.

(5)	Number one English-language newspaper; number three overall.

(6)	Based upon total weekly paid circulation of English-language local daily newspapers.

(7)	Includes The Vancouver Sun and The Province.

The National Post had daily circulation of approximately 236,473 for the six months ended September 30, 2005 and estimated weekly readership of 1,577,500. As a national newspaper, The National Post is second in its market position to the Globe and Mail. In Toronto the National Post competes with the Toronto Star and The Toronto Sun.

The National Post is printed at our facilities in Calgary, Montreal and Ottawa, and by third-party printing contractors in Vancouver, Winnipeg, Toronto and Borden.

Free Daily Publications

In March 2005, we entered into a joint venture with Metro International and Torstar to publish English-language free daily newspapers in various Canadian cities. We and Torstar have a 37.5% interest, and Metro International a 25% interest, in the new venture (subject to certain buy-sell rights between the partners). Metro International holds warrants which, subject to changes in Canadian law relating to the foreign ownership of newspapers, allow it to increase its ownership interest to 33.3%, which would in turn decrease the ownership of each of the Partnership and Torstar to 33.3%. The joint venture launched Metro, a free daily newspaper targeted to young urban commuters, in March of 2005. While Metro is distributed in cities across Canada, our involvement is currently limited to the Metro newspapers distributed in Vancouver and Ottawa. Target daily unpaid distribution after the first 12 months of operations for these publications in Vancouver and Ottawa are 160,000 and 60,000 copies, respectively.

In April 2005, we launched Dose, a multi-platform product offering which we own, produce and distribute (subject to certain buy-in options of Metro International and Torstar in the Toronto market). Dose is targeted to the youth market and currently consists of a free daily magazine, a comprehensive online service (dose.ca) and an innovative wireless portal. Dose magazine is distributed in Vancouver, Edmonton, Calgary, Toronto and Ottawa. An aggregate total of 195,000 copies are printed and distributed daily in these markets.

Non-Daily Newspapers

We publish 21 non-daily newspapers distributed in various communities in British Columbia, consisting of one paid circulation and 20 free distribution publications. Our free distribution newspapers are generally delivered to every household in the respective regions in which they operate, thereby providing advertisers with total market coverage.

Lower Mainland Publishing Group (“LMPG”) publishes 13 community newspapers that run two or three times per week, providing complete market coverage of the Lower Mainland of British Columbia. The Vancouver Island Newspaper Group (“VING”) publishes six bi-weekly and two weekly newspapers on Vancouver Island in British Columbia. All of the VING newspapers are printed at the Nanaimo Daily News production plant.

Online Newspaper Operations

Our online newspaper websites, including the well-established montrealgazette.com and calgaryherald.com, extend the daily print editions of our newspapers to the internet. Through our expertise in converting printer files to web-friendly formats, we publish HTML versions of all of our daily newspapers, which serve as both online publishing and marketing platforms. Headlines and selected stories are available to the public, while complete and full editorial content is available to paying subscribers. The websites are also expected to serve as customer relationship tools, promoting subscriptions to the print editions, allowing for the purchase or renewal of print subscriptions, permitting notification of vacation stops and reactivations, and processing of billing inquiries, all via the internet. Future enhancements to subscriber value include special web offers and promotions, and exclusive access to premium editorial content and tools.

We also publish electronic editions of all of our major daily newspapers. These electronic editions are published daily and are available on a paid subscription basis (with reduced subscription rates for print newspaper subscribers). Readers of the electronic editions of our newspapers in this format are able to view page layouts, photos and advertisements exactly as they appear in the print edition of the newspaper. These electronic editions are particularly user-friendly and appeal especially to readers who may be travelling or who reside outside a newspaper’s area of circulation.

Classified Advertising Websites

We bring local newspaper classified advertising and listings to the internet and in doing so, we believe that we are converting our print classified business into a series of strong brands in various categories. Websites such as working.com (careers), driving.ca (autos), remembering.ca (obituaries), celebrating.com (announcements) and connecting.com (personals) leverage existing customer relationships and give customers the opportunity to extend the reach of their advertising to internet consumers. For example, working.com, a re-launch in October 2004 of careerclick.com, and the online version of the Working section of the Partnership’s newspapers have become the number one collection of career websites in western Canada (2.1 million unique monthly visitors in July 2005) and are the fastest growing collection of career websites in Canada based on number of unique visitors, having had 311% growth in monthly unique visitors from October 2004 to July 2005, compared to 55% growth for its nearest competitor.

Operations

Newsprint

Newsprint comprised approximately $130 million, or 13% of the total costs of our publishing operations for the year ended August 31, 2005 and approximately $136 million or 15% of the total costs of our publishing operations for the year ended August 31, 2004. Newsprint is a commodity that can be subject to considerable price volatility, however, pricing has been relatively stable over the past two years. In fiscal 2005 our cost of newsprint decreased by 4% as compared to the prior year. Our publishing operations use approximately 180,000 metric tons of newsprint per year.

Advertising Sales and Revenue

Approximately 70% of newspaper advertising sales are generated locally, with each newspaper having a large sales force and classified advertising call center. The remainder of advertising sales are generated from national and multi-market retail accounts. For the year ended August 31, 2005, we derived approximately 77% of our total revenues from advertising and approximately 21% from subscriptions.

Intangible Assets

Within our publishing operations, we have identified finite life intangible assets consisting primarily of circulation lists in the amount of $48.7 million, net of accumulated amortization. The circulation lists have an expected remaining useful life of 35 years. In addition, we have identified newspaper mastheads in the amount of $338.9 million. These assets have indefinite lives.

Online Operations

Our internet and new media strategy is to create a strong internet presence to leverage our content across multiple platforms, provide integrated solutions to our advertisers and to cross-promote our publishing, broadcasting and internet operations. We intend to capitalize on the promotional capabilities of our publishing and broadcasting assets to create Canada’s leading network of local content websites. The internet is complementary to our existing businesses and a significant potential source of revenue.

Our internet operations include the following:

•	canada.com

canada.com is a comprehensive 24/7 online news, entertainment and information network leveraging the content, brands and customer relationships of leading media properties across Canada. canada.com is a comprehensive internet network, with an average of 65.1 million page views and 2.7 million unique users per month, and provides a “Canadian perspective” regarding news, events and information of all kinds to Canadians, as well as visitors from around the world.

The canada.com network hosts the websites and electronic editions of the daily newspapers and the free daily magazine, Dose, as well as those of CanWest’s television networks and radio stations and the National Post. For these properties, canada.com offers a platform to extend reach, market and promote key off-line activities, and build and reinforce relationships with respect to both advertisers and end-users. The canada.com network also hosts two WAP-enabled wireless portals (www.canada.com and www.dose.ca).

Through its arrangements with world-class technology and content providers, canada.com provides a number of personalized online tools, including free e-mail, internet search, online shopping and many additional services. canada.com also provides up-to-date international, national and local news coverage from the daily newspapers, CanWest’s Global Television News, third-party newswire services and its own network interactive news bureaus. City portals, such as www.canada.com/vancouver and www.canada.com/ottawa, offer local news, weather, and services information.

•	FPInfomart.ca

FPinfomart.ca is an online news and business research service, providing businesses, government and the non-profit sector with more than 230 Canadian news sources on Web-based and wireless platforms. Sources include major Canadian daily newspapers and newswires, regional community papers, television and radio news transcripts, corporate databases, specialty trade journals and magazines.

FPinfomart.ca is a subscription-based service that provides a wide range of products to support desktop and cross-organizational research, media-monitoring and distribution of results. FPinfomart.ca can be used by its subscribers for online media monitoring and analysis, archival research using the newspapers in the database, and in-depth research on 4,600 publicly traded and more than 300,000 Canadian companies carried in FP Advisor.

•	FP DataGroup

For 75 years, FP DataGroup has been a leading, unbiased source for corporate and financial information on publicly-traded Canadian companies and mutual funds.

FP DataGroup offers its subscribers a full-range of financial information products, both online and in print. Money managers, investment professionals, individual investors and information professionals use FP DataGroup’s products to make investment decisions and perform in-depth research on Canadian companies and industries. FP DataGroup’s subscribers have electronic access to custom data through five key products available at www.financialpost.com – FP Corporate Profiler, FP Corporate Analyzer, FP New Issues, FP Corporate Reports and FP Dividends.

Canadian Operations Sales and Marketing

Our broad range of media platforms allows us to deliver multi-platform solutions to our advertising clients. We are able to sell flexible packages of advertising across various media in local, regional and national markets.

Television Sales

Television revenues are split approximately 85% national sales and 15% local sales. National sales are driven predominantly from three markets, Toronto (90%), Montreal (5%) and Vancouver (5%). Each market has a national sales force. Almost all national accounts enlist the services of agencies to procure their advertising placement. There are five major agencies that are responsible for about 60% of the national business. On the local side each television station has a dedicated local sales force, which is responsible for all local and regional sales derived from that marketplace. All rates, sales policies and guidelines are driven from our central sales office in Toronto, Canada, CanWest MediaWorks, Sales and Marketing.

Newspaper sales

•	Approximately 70% of newspaper advertising sales is generated locally with each paper having an outside and inside sales force and classified advertising call center.

•	The balance of the advertising is generated by national and large multi-market retail accounts. They are sold by the national sales group operated by CanWest MediaWorks, Sales and Marketing with three offices in Canada and contract representatives in the U.S.

Online sales

•	Approximately 25% of revenues are generated by national sales for the canada.com network primarily from Toronto (85%) with representation also in Montreal (10%) and Vancouver (5%). Remaining sales are made by local newspaper sales forces.

Australian Operations

Industry Overview

Australia has five national broadcast networks and several unaffiliated regional commercial operations. Two of the national broadcast networks, the Australian Broadcasting Corporation and the Special Broadcasting System, are government-owned and largely commercial-free.

Three national networks, Seven, Nine and Network TEN, are privately-owned and broadcast commercial television to substantially all of the Australian population, including the major metropolitan areas of Sydney, Melbourne, Brisbane, Adelaide and Perth. Unaffiliated broadcasters serve rural areas and broadcast programs purchased from some or all of these three networks.

Australia also has two metropolitan pay television operators and one regional pay television operator, which broadcast primarily via cable and direct to home satellite delivery technologies. In 2004, there were approximately 710,000 cable subscribers, located primarily in metropolitan markets, and 940,000 satellite subscribers, located primarily in rural areas. While pay television operators have been permitted to broadcast paid advertising since July 1997, federal legislation requires that subscription fees remain the predominant source of revenue for pay television operators.

Network TEN

We have a 56.4% economic interest in TEN Group which owns Network TEN. Through its wholly-owned and affiliated stations, Network TEN covers 19 million people, or approximately 90% of Australia’s total population. In 1992, we organized a consortium which acquired TEN Group for total consideration of A$236.0 million. Since then, Network TEN has increased earnings by targeting selected demographic groups, expanding signal coverage and controlling operating costs.

Network TEN owns and operates television stations in the five major capital cities of Australia, Sydney, Melbourne, Brisbane, Adelaide and Perth, and has affiliate arrangements with regional broadcasters serving regional markets.

Programming

Network TEN sources programming material from international and Australian sources. Both prime-time and off peak schedules include a mix of local and international content. While Network TEN’s programming appeals predominantly to the 16 to 39 demographic, it is also increasingly popular with the broader 25 to 54 demographic. Local content regulations also place certain minimum requirements on drama, documentary and children’s programming as well as an overall domestic quota. Although Australian programming is generally more expensive to acquire than foreign programming, it generally attracts more viewers. As a result, Network TEN schedules a mix of Australian and foreign shows to maximize ratings while controlling costs.

Network TEN purchases most of its non-Australian programming from major U.S. studios. It has acquired Australian rights to shows that are popular with its target audience, such as Charmed, Medium, NCIS, Numb3rs, House, The Simpsons, and the Law & Order franchise. By obtaining “run of series” commitments, Network TEN ensures these series remain with the network for as long as they are produced. In addition, Network TEN enters into multi-year supply agreements with U.S. and other non-Australian production companies in order to acquire Australian rights to desirable programming at fixed prices.

Network TEN produces news, local sports and a limited number of other programs in-house, while entertainment programs are acquired from independent Australian producers. In-house productions include: the sports programs, Sports Tonight and RPM, the news program, Meet the Press, the reality based cooking program, Ready, Steady, Cook, and the afternoon children’s program, Totally Wild . Entertainment programs commissioned from Australian production companies include: Australian Idol, Big Brother, Neighbours, and Rove Live. For commissioned programs, Network TEN typically maintains an active role in the creative process. Network TEN seeks sponsorship of certain of its programs by advertisers and employs on-air promotion as well as radio and print advertising to market both the network and its programming.

Domestic production is a combination of news, sport, drama, light entertainment and children’s programming. News and some sports are produced internally, but most entertainment programming is acquired from independent producers. Australia has a large and efficient independent production sector that supplies programming to all commercial and government broadcasters.

Network TEN is the major broadcaster of Australia’s top football code, the AFL. Network TEN hosts exclusive coverage of the finals series, including the Grand Final. Motorsports have surged in popularity through Network TEN’s coverage of Formula One, the Indy Cars, the World Motorcycle Championships, the World and Australian Rally Championships and the V8 Supercar Championships.

Market Share and Ratings

Television advertising expenditures in Australia were approximately A$3.3 billion in 2004, representing approximately 35% of total major media advertising expenditures of approximately A$9.3 billion. Sydney, Melbourne, Brisbane, Adelaide and Perth, all of which are reached by Network TEN’s owned and operated stations, account for approximately 78% of all television advertising expenditures in Australia. The following table sets forth advertising market shares of Australia’s three commercial networks:

Television Advertising Market Shares

	Twelve months ended June 30,
Network	2001(1)	2002	2003	2004	2005
Network TEN	23%	27%	29%	30%	31%
Nine	38	39	39	39	38
Seven	39	34	32	31	31

(1)	Includes the Sydney 2000 Olympics, aired by Seven.

Source: Free TV Australia.

Network TEN differentiates itself from other broadcasters by focusing primarily on the young adult demographic. The table below sets forth commercial network audience shares for calendar years: 16 to 39 year olds (Sunday-Saturday 6:00 p.m. to 10:30 p.m.) for each of the three national commercial networks:

Audience Share

	Twelve months ended December 31,
Network	2000(1)	2001	2002	2003	2004
Network TEN	31%	34%	37%	37%	37%
Nine	36	33	34	35	35
Seven	33	33	29	28	28

(1)	Excluding the impact of the Sydney 2000 Olympics.

Source: 2001-2004 OzTam television ratings; 1999-2000 AC Nielsen television ratings data.

Intangible Assets

Within our Australian television operations, we have identified broadcast licences in the amount of $220.0 million. These assets have indefinite lives.

Sales and Marketing

Television revenues are split between approximately 70% national sales and 30% local sales. Sales are derived from five markets, Sydney, Melbourne, Brisbane, Adelaide and Perth. Advertising agencies account for approximately 95% of revenues and almost all national clients enlist the services of advertising agencies to procure their advertising placement. There are fifteen major agencies that are responsible for approximately 90% of advertising revenues. On the local side, each television station has a dedicated local sales force, which is responsible for national and regional sales derived from that marketplace. All rates, sales policies and guidelines are driven from a central source in Sydney.

Eye Corp.

Eye Corp. is one of Australia’s premier out-of-home advertising companies. In December 2000, TEN Group acquired a 60% interest in Eye Corp. and then in August 2002 acquired the remaining 40% interest.

Eye Corp., which was created from the consolidation of several smaller players, has become the second largest out-of-home advertising company in the marketplace, following APN News and Media Limited, which we estimate controls 58% of the domestic market.

Eye Corp.’s operations are comprised of five divisions:

•	Eye Drive, which has Australia’s second largest stable of large format outdoor signage, and includes inventory of over 300 sites;

•	Eye Fly, which has approximately 1,100 strategically located signs within all of Australia’s major domestic and international air terminals, giving Eye Fly 100% of the Australian airport market;

•	Eye Shop, which controls more than 3,500 “eyelites” through more than 100 leading shopping centers across Australia and New Zealand;

•	Adval, which is a visual merchandising and point-of-sale supplier to leading retailers; and

•	the overseas division, which has made substantial inroads into southeast Asian markets, including Indonesia and Malaysia and encompasses large format outdoor advertising and internal airport signage.

Intangible Assets

Within our Australian outdoor advertising operations, we have identified intangible assets in the amount of $24.3 million. These assets are being amortized over a period of 20 to 40 years.

Sales and Marketing

Revenues are split 78% Australasian (including New Zealand) Media, 16% Australian Point of Sale Production and 6% Asia. National sales account for 60% of Australasian Media revenue and 40% is sold in local markets. Advertising agencies account for approximately 85% of these revenues. Australian Point of Sale Production and Asian revenues are sold in local markets to direct clients.

Our Economic Interest in TEN Group

Network TEN is owned and operated by TEN Group, an Australian private company. Approximately 84.4% of the ordinary shares of TEN Group are held by Ten Network Holdings Limited, a public company listed on the Australian Stock Exchange. We own approximately 14.5% of the ordinary shares of TEN Group, representing a 14.5% voting interest (the maximum voting interest that any one foreign person may own in an Australian television broadcaster under present Australian law is 15%). We also own all of the subordinated debentures and convertible debentures of TEN Group. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest at a rate determined with reference to dividends to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay interest at a market rate. The combination of our ordinary shares and subordinated debentures yield payments equivalent to approximately 56.4% of all payments made to TEN Group security holders.

The convertible debentures are convertible upon payment of an aggregate of A$45.5 million into a number of ordinary shares, which would represent approximately 49.1% of the issued and outstanding ordinary shares of TEN Group at the time of conversion. Under current regulations with respect to foreign ownership in Australia, we cannot exercise the conversion privilege.

Under TEN Group’s corporate constitution, we are entitled to nominate three of TEN Group’s 13 directors. The shareholders of Ten Network Holdings Limited have the right to nominate nine directors and the remaining director is nominated by the board and serves as chair. The corporate constitution also provides for pre-emptive rights, which allow us to purchase new securities issued by TEN Group to maintain our economic interest, subject to foreign ownership restrictions under Australian law.

The corporate constitution of TEN Group requires the distribution of annual dividends to the maximum amount permitted by law, subject to first making provisions for working capital, capital expenditures and corporate development activities, as well as compliance with the terms of any financing facilities that may be in place from time to time.

New Zealand Operations

In New Zealand, we own a 70% interest in CanWest MediaWorks (NZ), a company listed on the New Zealand Stock Exchange. CanWest MediaWorks (NZ) was formed in 2004 and in July 2004 it acquired our New Zealand radio and television operations, RadioWorks and TVWorks. TVWorks operates the leading privately owned free-to-air television group in New Zealand and RadioWorks operates one of the leading radio businesses in New Zealand.

Television Industry Overview

The New Zealand television industry includes two major free-to-air network operators, a pay television provider and several smaller UHF operators. Through its two free-to-air channels, TV One and TV2, the Government owned TVNZ has a 57% viewer share. Effective in July 2002, a new charter which imposes significant social obligations on TVNZ came into effect. Previously, TVNZ was more purely focused on commercial operations. TVWorks operates two national free-to-air television networks, 3 and C4. TVWorks has an aggregate viewer share of approximately 25%. 3 and C4 are transmitted through VHF frequencies reaching 98% and 75% of the population of New Zealand respectively, and are available on the SKY TV digital satellite platform. SKY TV operates direct-to-home subscription networks, and has a current market penetration of approximately 40% of homes in New Zealand. Prime TV operates a free-to-air UHF television service which covers 95% of New Zealand’s population. Prime TV is limited due to the low number of homes which are equipped with UHF receivers. Its audience share is approximately 4%. In addition, there are a number of small local UHF operators.

TVWorks

TVWorks owns and operates the 3 and C4 television networks. In October 2003, TV4 was relaunched as C4, a free-to-air music and youth programming television network. While 3 targets adults ages 18 to 49, C4 caters to a younger demographic of adults ages 15 to 39. 3 and C4’s signals reach approximately 98% and 75% of the New Zealand population, respectively.

Market Share and Ratings

Television advertising expenditures in New Zealand were approximately NZ$643 million for the twelve months ended December 31, 2004, representing approximately 31% of total advertising expenditures of NZ$2.1 billion. Television advertising expenditures increased by 9% for calendar 2004 compared to the prior year. In the five year period to December 31, 2004 total advertising expenditures increased by an average of 6% per year.

The New Zealand television industry generates its revenue from the sale of advertising time. The distribution between TVNZ and 3 and C4 of their combined television market share (based on revenue) as estimated by us is set out below:

Television Advertising Market Share

	Year Ended March 31,
	2001	2002	2003	2004	2005
3/C4	23.9%	24.0%	25.9%	25.7%	25.8%
TVNZ	72.3	71.5	68.8	67.2	65.0
Others	3.8	4.5	5.3	7.1	9.2

The table below sets forth audience shares of New Zealand’s commercial television networks during prime-time viewing hours:

Audience Share (1)

	Year Ended March 31,
	2001	2002	2003	2004	2005
3	22%	23%	25%	23%	24%
C4	3	4	3	2	2
TV One	33	30	29	30	28
TV2	33	31	31	28	27
SKY/Other	9	12	12	17	19

(1)	Among adults 18 to 49 (Sunday - Saturday 6:00 p.m. to 10:30 p.m.)

Source: AC Nielsen

Programming

3’s long-term programming strategy is designed to improve the ratings performance of both domestic productions and foreign series among its targeted demographic audience.

3 operates a significant news and current affairs department, responsible for over ten hours of peak programming and three and a half hours of off-peak programming weekly. News and current affairs programming is in constant high demand by advertisers and attracts premium rates. Sports play an integral role in the 3 programming schedule. 3 has free-to-air rights for rugby, which is New Zealand’s highest profile sport.

3’s entertainment programming strategy has positioned it as a young adult oriented network with a distinctive and fresh image. This has been achieved principally by the acquisition and exhibition of entertainment programming targeted at the 18 to 49 age demographic, the most attractive audience group to New Zealand advertisers and their agencies. 3 reaches its chosen target audience through a combination of New Zealand-produced programming, United States network series and other international programming, primarily from Australia and the United Kingdom.

3 dominates the crime drama genre with popular shows CSI: Crime Scene Investigation, CSI: Miami, CSI: New York, Law & Order: Special Victims Unit, Law and Order: Criminal Intent, 24 and Numb3rs. All three CSI franchises are now on “life-of-series” agreements, ensuring continued access to these popular programs.

Reality hit shows like Survivor, as well as comedies such as The Simpsons, That 70’s Show, Malcolm in the Middle and Sex and the City round out the network’s top-performing international programs. The majority of 3’s international programming is obtained from major United States studios such as FOX, CBS, Paramount, and NBC Universal pursuant to multi-year program purchase agreements. These agreements provide 3 with certainty of supply at agreed prices and enable the network to provide popular movies like X-2, Charlies Angels 2, Anger Management, Cheaper by the Dozen and Master and Commander.

3’s New Zealand-produced programming is acquired from a range of independent production companies or produced in-house. 3 sources programming from independent production companies by either commissioning the production of new programs or purchasing the free-to-air rights of programming already produced. Programs recently commissioned by 3 include Target, Inside New Zealand, Sticky TV and Outrageous Fortune.

In October 2003, TV4 was relaunched as C4, with a youth music format. The channel runs themed or “destination” programming focused upon specific musical genres, but is open to format changes based upon viewer surveys. New Zealand music plays a key role on the channel. C4 screens popular cartoon comedy Futurama, and has an agreement with MTV to bring the best of its youth programming to C4.

Intangible Assets

Within our New Zealand television operations, we have identified broadcast licences in the amount of $3.8 million.

Sales and Marketing

The vast majority (approximately 90%) of television revenue in New Zealand is generated through advertising agencies, with approximately 10% sold directly to clients. The largest agencies are predominantly based in either Auckland or Wellington, with the top six agencies generating approximately 50% of total revenue. Each quarter a ratecard is released to the market and air time inventory is made available for advertisers to book. Sales policies and rates are controlled from Auckland, where senior sales management is based. Smaller sales offices are also located in Hamilton, Wellington, Christchurch, Sydney and Melbourne (Australia).

Radio Industry Overview

There are effectively two major groupings of stations in New Zealand, which account for 90% of radio revenues for the year ended December 31, 2004, as follows:

Station Group	Approximate Revenue Share
The Radio Network (TRN)	46%
RadioWorks	45
Others	9

100%

Radio advertising revenue in New Zealand was approximately NZ$247 million for the twelve months ended December 31, 2004, representing approximately 13% of total advertising expenditures. This represents an increase of NZ$22 million or 10% over the previous year.

New Zealand deregulated its radio broadcasting industry in 1989. This deregulation made it easier for new broadcasters to enter the industry, removed foreign ownership restrictions, facilitated the use of new technologies and separated the government’s commercial and non-commercial radio interests. While the government issues licenses and controls technical parameters, its policy is for the radio industry to self-regulate the format, style and content of radio broadcasts, provided that broadcasters meet standards for good taste and decency and respect privacy laws. As a result of these changes, there has been a significant increase in the number of commercial radio stations operating in New Zealand, from 56 in 1989 to over 200 today. Current government policy is that any further allocation of radio spectrum will be restricted for use by “not for profit or community service groups.” This policy effectively secures the market for existing commercial radio operators.

RadioWorks

RadioWorks operates six national networks—The Edge, The Rock, Kiwi FM, Solid Gold, Radio Pacific and the recently launched Radio Live, and 28 local stations that primarily operate under common brand names, either as More FM or The Breeze.

The formats of the six national networks are:

•	The Edge (FM) – a contemporary station targeting a young audience with current hits;

•	The Rock (FM) – targeted mainly to males in the 18 to 34 age group;

•	Kiwi FM – broadcasts 100% New Zealand music, primarily targeting the younger audience;

•	Solid Gold (FM) – a classic hits format targeted at the older demographic;

•	Radio Pacific (AM) - a talkback format also targeted at the older demographic; and

•	Radio Live (FM) – news and talk format targeted at a 25 to 54 age group.

The More FM adult contemporary brand is targeting the 25 to 39 age group, and The Breeze easy listening format primarily targets the female 35 to 54 age group.

We estimate that our signal reaches 99% of the New Zealand population. RadioWorks now covers both urban and rural markets and virtually the full range of formats.

Ratings

In the recent November 2005 nationwide survey of New Zealand’s major urban markets, key brands performed as follows in their respective target audiences. The Rock number 1 with a 19% share of its target audience; The Edge was number 1, with a 22% share; More FM was number 3, with an 11% share; and The Breeze was number 1, with a 17% share.

Intangible Assets

Within our New Zealand radio operations, we have identified broadcast licences in the amount of $11.3 million.

Sales and Marketing

Radio in New Zealand is primarily sold directly to advertisers, with only approximately 25% sold through advertising agencies. Direct revenue is generated by 24 sales teams located in the major cities and towns across the country. The majority of direct revenue is sold via various types of monthly installment plans, with the minority being via casual campaign or spot bookings. Approximately 66% of revenues are generated from the five largest New Zealand cities.

Republic of Ireland Operations

We own 45% of TV3, the only privately-owned broadcast television network in the Republic of Ireland.

Industry Overview

Prior to the launch of TV3 Ireland in September 1998, the Irish television industry consisted of three national networks, RTE1, Net 2 and TG4, which are all available free-to-air and through cable, satellite and MMDS. In addition to commercial advertising revenue, these three networks are publicly funded and operate under the auspices of RTE, the state-owned broadcast organization. TV3 Ireland is the first and only privately owned independent commercial television channel in the Republic of Ireland. TV3 targets the 15 to 44 age group and is a full service FTA television network offering a mix of domestic and foreign general entertainment programming.

In addition to the four Irish channels, the major UK terrestrial channels, each of which serves Northern Ireland, including BBC1, BBC2, ITV (Channel 3), Channel 4 and Channel 5, are available to some or all Republic of Ireland viewers off-air, satellite to cable or MMDS. In addition, Sky One and other pay services are available on cable, MMDS or satellite. In April 2002, the four Irish terrestrial channels, including TV3, were made available on the “family package” offered by Sky Digital Satellite in the Republic of Ireland. The addition of Sky satellite distribution added to the 96% coverage of TV3, makes TV3 technically available to every Republic of Ireland home.

TV3 reaches approximately 30% of Northern Irish homes off-air through transmitters located in the northern part of the Irish Republic.

Overall, approximately 62% of the Irish television households are served by cable, MMDS or satellite services, reaching up to 92% in the major urban markets, including Dublin. Those homes served by retransmission systems or capable of receiving terrestrial overspill of the major UK channels now account for 79% of all homes nationally. In recent years, Sky Digital has grown its subscribers to approximately 234,000 Irish homes, which consequently receive a host of UK based services not available on the spectrum-limited cable services.

In 2004, television advertising expenditures in the Republic of Ireland generated approximately €236 million, representing approximately 17% of total advertising expenditures of €1.37 billion. This is supplemented by additional expenditures on advertising in the UK on services which reach into the Republic of Ireland, which expenditures are targeted at consumers in the Republic of Ireland. In calendar 2004, the television advertising market increased by approximately 21%.

TV3

TV3 Ireland quickly demonstrated the need for a third mainstream station. It has filled the gap between RTE1’s older audience and Net 2’s youthful franchise. With the addition of TV3 Ireland, there has been repatriation of Irish audiences and growth in the number of people viewing Irish channels each month.

After six years on-air, TV3 Ireland has again achieved year on year growth in terms of market share, expanding on its position in the market, second only to Irish state owned and funded RTE One. 2004 saw TV3 increase its peak audience share by 4% over the same period in 2003.

Peak Audience Share

January to December 2004

Network
TV3	14%
RTE1	32
Net2	12
UTV	8

Source: AC Nielsen: All individuals in the Republic of Ireland.

TV3 Ireland offers a wide variety of programming, including news, factual, comedy, drama, sports and local interest programming. The schedule is a mix of domestic and foreign programming.

TV3 Ireland’s programming is targeted to the 15 to 44 age group, audiences which are in high demand by Irish advertisers and which TV3 Ireland has proved to have been previously neglected in the Irish market. TV3 Ireland has quickly established itself with the viewing audience through the introduction of programs to the Irish market like Law and Order: Special Victims Unit, Will and Grace, Malcolm in the Middle, and and the US critical success Arrested Development. The tradition of U.S. movie premieres on a Sunday evening has continued with such titles as, The Matrix Trilogy, Red Dragon and Analyze That.

In 2001, as part of the agreement by which ITV acquired an interest in TV3, two new titles moved to TV3, Coronation Street and Emmerdale, which was new to Irish broadcasting at 7:00 p.m. These programs have improved the audience share for the 7:00 to 8:00 p.m. time-band and have greatly enhanced viewing of later programs. Other Granada products, like Heartbeat, the Royal, and reality shows I’m a Celebrity – Get Me Out of Here and Hell’s Kitchen, have further improved the channel. Support for TV3 Ireland’s coverage of Europe’s prime club soccer tournament, the UEFA Champions’ League continues, with particularly good audiences for the season that began in September 2004. So TV3 continues to maintain its role in international football coverage with the UEFA Champions League in the 2005/6 season and taped live coverage of Irish soccer internationals.

TV3 Ireland recognizes the importance of relevant domestic programming and in 2004 invested over 50% more in domestic programming than it did in programming acquired from outside the country. The channel continues to exceed its regulatory requirement of 25% Irish programming. In addition to three daily news bulletins, TV3 Ireland produces Sports Tonight, Week in Review, periodic news specials, and Ireland AM, Ireland’s first morning breakfast television service, which quickly established itself as the number one breakfast choice in Ireland. Ireland AM is a live, weekday magazine and lifestyle program. The program now has viewing greater than the accumulated audiences of all its breakfast program competitors available in the market. The Political Party, introduced in Fall 2004, has now become a part of the political scene, with appearances by all the major Irish politicians. Go Racing and Popcorn covered the popular Irish leisure pursuits of horseracing and cinema.

As part of a strategy to build a strong inventory of Irish dramatic programs, TV3 continues to actively invest in Irish theatrical productions. Since its launch in 1998, TV3 has invested in a recreation of the events of “Bloody Sunday,” a pivotal event in modern Irish history, Map Maker, Watermelon, and Halo Effect. In the past year TV3 has invested in three productions, Isolation (a horror movie), Studs (set around a local Irish soccer team) and The Wind That Shook the Barley directed by Ken Loach. The value of these independent Irish film investment budgets now approach €20 million and TV3 has taken great pride in being a part of this meaningful investment for independent producers.

Intangible Assets

Within our Irish television operations, we have identified broadcast licences in the amount of $2.2 million. These assets have indefinite lives.

Sales and Marketing

The majority of TV3 Ireland’s airtime is sold to advertisers through advertising agencies in Ireland. In addition, we utilize a direct sales force to sell to advertisers who do not use agencies. In addition, TV3 derives some advertising revenues from the United Kingdom. TV3 Ireland contracts ITV Sales as its U.K. sales force.

Seasonality

Our business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Typically, our revenue is lowest during the fourth quarter of the fiscal year, which ends in August, and highest during the first quarter of the fiscal year.

Employees

As at August 31, 2005 our Canadian television operations employed approximately 1,850 people on a full-time equivalent basis. Approximately 63% of our Canadian broadcast employees are unionized and are employed under a total of 15 collective agreements. Two of these agreements are currently in negotiation. In 2005, one agreement will expire and in 2006, four agreements will expire.

Thirteen of our bargaining units are represented by the Communications, Energy and Paper-workers Union of Canada (CEP). On April 27, 2001, this union applied to consolidate these 12 bargaining units covering approximately 1,000 employees into a single bargaining unit. On March 4, 2005, the Canadian Industrial Relations Board (CIRB) determined that the 12 bargaining units would be restructured into three bargaining units. The three bargaining units in Halifax and St. John would constitute a Maritimes bargaining unit. The eight bargaining units in western Canada (Victoria, Vancouver, Kelowna, Calgary, Lethbridge, Edmonton, Saskatoon and Winnipeg) would be amalgamated into a Western Canada bargaining unit. The Toronto bargaining unit would remain a stand-alone unit. Both parties have applied to the Board for a reconsideration of its decision in accordance with the procedures set out in the Canada Labour Code.

On July 11, 2005, CEP filed an application with the Board seeking to have the bargaining unit in CH Hamilton included in the reconsideration proceedings. This group had not been included in the initial application in 2001 because at that time, the employees were not represented by CEP.

As at August 31, 2005 we had approximately 5,650 full-time equivalent employees in our publishing and online assets. Approximately 49% of these employees are employed under a total of 41 collective agreements. Five of these collective agreements are in negotiation and no others will expire in 2005. In 2006, a further 10 agreements will expire. In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations.

As at August 31, 2005 we had approximately 163 full time equivalent employees in our Canadian online operations.

In addition, as at August 31, 2005, we had approximately 960 non-unionized employees working in corporate and central services areas including our Reach Canada call centre, our business services centre, our information technology group, and our sales and marketing group. These employee groups support our Canadian television, newspaper and online operations.

In Australia, Network TEN and Eye Corp. employed approximately 1,200 full-time employees at August 31, 2005. Approximately 30% are represented by labor unions.

In New Zealand, as at August 31, 2005 TVWorks had 365 employees, and RadioWorks had approximately 650 employees. In the Republic of Ireland, TV3 had 181 employees. None of our employees in New Zealand or the Republic of Ireland are represented by trade unions.

We employ approximately 53 people at our corporate and international offices.

Environmental Protection

Substantially all of our operations are subject to laws and regulations concerning, among other things, emissions to the air, water and sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites or otherwise relating to protection of the environment. We believe all of our operations, including our publishing operations, are in compliance with applicable environmental protection laws and our own internal environmental compliance standards in all material respects. Ensuring environmental compliance has not given and is not expected to give rise, in the aggregate, to any material adverse financial or operational effects upon our business.

Nevertheless, more stringent environmental laws as well as more vigorous enforcement policies or discovery of previously unknown conditions requiring remediation could result in additional costs that may have such effects.

Risks Relating to Our Debt

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations.

We have a substantial amount of debt. As of August 31, 2005, we had $2,908 million in consolidated long-term debt (including the current portion) and consolidated shareholder’s equity of $1,196 million, resulting in a total debt to capitalization ratio of 71%. Our consolidated debt at August 31, 2005 includes obligations under our senior notes, our senior subordinated notes and our credit facility as well as debt of our consolidated subsidiaries, TEN Group, CanWest MediaWorks (NZ) Limited and TV3 Ireland. In October 2005, we utilized proceeds in connection with the initial public offering of the Fund and proceeds from our new senior secured credit facilities to repay substantially all of our 7 5/8% unsecured notes and our 10 5/8% subordinated notes and fully settle our old senior secured credit facility. As a result, our consolidated debt was reduced by $400 million.

Our substantial indebtedness could have important consequences. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on debt, which will reduce amounts available for working capital, capital expenditures, marketing, product and program development and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions;

•	place us at a competitive disadvantage compared to our competitors with less debt; and

•	limit our ability to borrow additional funds.

In addition, a portion of our debt bears interest at variable rates. An increase in the interest rates on the debt will reduce the funds available to repay the new notes and other debt and for operations and future business opportunities and will intensify the consequences of our leveraged capital structure.

The terms of our credit facility and the indentures governing our existing senior subordinated notes do not prohibit us or our subsidiaries from incurring substantial additional debt in the future, so long as we observe certain covenants, maintain certain specified financial ratios and meet certain specified financial tests.

To service our debt, we will require a significant amount of cash, and our ability to generate cash in the future depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt will depend on our ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on the amount of our current indebtedness giving effect to the Income Fund transactions we estimate annual cash needs of approximately $157 million to pay cash interest expense. We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If our future cash flow from operations, including distributions from our non-wholly-owned subsidiaries and investments, and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt and other future debt may limit our ability to pursue any of these alternatives.

Our outstanding indebtedness imposes operational and financial restrictions on us. Our credit facility and the indentures that govern our senior subordinated notes impose operational and financial restrictions on us.

Our credit facility and the indentures that govern our existing senior notes and senior subordinated notes impose restrictive covenants that, among other things, restrict our ability to:

•	incur debt;

•	pay dividends and make distributions;

•	issue stock of subsidiaries;

•	make certain investments;

•	repurchase stock;

•	create liens;

•	enter into transactions with affiliates;

•	enter into sale-leaseback transactions;

•	merge or consolidate; and

•	transfer or sell assets.

Our credit facility also requires us to maintain certain specified financial ratios and meet certain specified financial tests. These covenants are subject to a number of important exceptions and several of our significant subsidiaries are not subject to them.

All of these restrictive covenants may restrict our ability to expand our business or to pursue our business strategies. Our ability to comply with these and other terms of our indebtedness may be affected by changes in our business condition or results of operations, adverse regulatory developments or other events beyond our control. The breach of any of these covenants would result in a default under our debt. A default could allow our creditors to accelerate the related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies. If our indebtedness were to be accelerated, we cannot assure you that we would be able to repay it. In addition, a default could give the lenders the right to terminate any commitments they had made to provide us with further funds.

Risks Relating to Our Business

Multiple Class Stock; Control of the Company by Holder of Multiple Voting Shares

All of the Company’s Multiple Voting Shares and 3,462,874 of its Subordinate Voting Shares are held by CanWest Communications, the shares of which are indirectly owned and controlled by Mrs. Ruth M. Asper, and trusts for the benefit of members of the family of the late I.H. Asper, including his three children, David Asper, Gail Asper and Leonard Asper, who are senior officers and directors of the Company.

CanWest Communications, certain of its affiliates, the trusts, Mrs. Ruth M. Asper and her three children (as voting trustees) have entered into a voting trust agreement which requires the Multiple Voting Shares held by CanWest Communications to be voted as Mrs. Ruth M. Asper and the three children together determine.

The voting trust agreement also requires the Multiple Voting Shares held by CanWest Communications to be voted in favour of nominees to the Board of Directors (the “Board”) who are nominated by David Asper, Gail Asper and Leonard Asper, and who, together, will be sufficient to constitute at least a majority of the Board, but as close to a simple majority as possible. For this purpose, each of David Asper, Gail Asper and Leonard Asper are entitled to nominate an equal number of the nominees making up that majority. Such nominees will be provided to the Governance and Nominating Committee of the Board which has overall responsibility for recommending nominees to the Board.

As a result, the voting trustees will likely have the ability to control all matters submitted to our shareholders for approval, including the election and removal of directors, amendments to our articles and by-laws and approval of any business combination. This may delay or prevent an acquisition or cause our share price to decline.

We may not be able to effectively manage growth.

We intend to continue to increase our business in Canada and in foreign markets, to further expand the types of businesses in which we engage and to make selective acquisitions. This growth and expansion has placed, and will continue to place, a significant demand on management resources. To manage growth effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. We may not be able to effectively manage this expansion and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We operate in highly competitive industries.

Participants in the broadcasting and publishing industries depend primarily upon the sale of advertising and paid subscriptions to generate revenue. Competition for advertising, subscribers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels; radio; local, regional and national newspapers; direct mail; and other communications and advertising media that operate in these markets. Our competitors include both privately-owned companies and government-owned market participants. In addition, there is increasing consolidation in the Canadian broadcasting, publishing and other media industries and competitors increasingly include market participants with interests in multiple industries and media. We cannot assure you that existing and future competitors will not pursue or be capable of achieving similar or competitive business strategies. Some of our competitors have greater financial and other resources than we do. Our ability to compete successfully depends on a number of factors, including our ability to secure popular television programs and high quality editorial content, our ability to achieve high distribution levels and subscriptions and our ability to generate advertising revenue. We cannot assure you that we will be able to compete successfully in the future against existing or potential competitors, or that increased competition will not have a material adverse effect on our business, financial condition or results of operations.

Our television, newspaper and other content may fail to attract large audiences, which may limit our ability to generate advertising and circulation revenue.

Our ability to attract advertisers and generate revenue and profits is dependent in large part on our success in attracting viewers, listeners and readers through the programming we broadcast and the newspapers we publish. Audience acceptance is a function of the content offered and is influenced by factors including the reviews of critics, promotions, the quality and acceptance of other competing content in the marketplace during the same time slots, the availability of alternative forms of entertainment, general economic conditions and public tastes and perceptions generally, as well as other intangible factors. Although we make significant investments in programming and in our newspapers, we cannot assure you that our programming will maintain satisfactory viewership levels, or that our newspapers will maintain satisfactory readership levels, in the future. All of these factors could change rapidly and many are beyond our control. Lack of audience acceptance of our programming and newspapers could have a material adverse effect on our businesses, financial condition or results of operations.

We are largely dependent on particular advertising customer segments, and variations in customer demand in these segments could adversely affect our ability to generate revenue.

A large portion of our advertising revenue is derived from the automobile, technology, retail, food and beverage, telecommunications, travel, packaged goods and entertainment sectors. These sectors have historically been sensitive to changes in economic conditions and economic cycles generally. Thus, a downturn in these sectors could impact our ability to generate advertising revenues and negatively affect our business, financial condition or results of operations.

We compete with alternative technologies and may be required to invest a significant amount of capital to address continued technological development.

The media industry is experiencing rapid and significant technological changes that may result in alternative means of program and content transmission that could have a material adverse effect on our business, financial condition or results of operation. The continued growth of the internet has presented alternative content distribution options that compete with traditional media. Further, in each of our broadcasting markets, industry regulators have authorized direct-to-home satellite, microwave and cable services, and may authorize other alternative methods of transmitting television, radio and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future.

Revenue is subject to cyclical and seasonal variations and is generated primarily from advertisers.

Our business is cyclical in nature. Because our business depends upon the sale of advertising for a substantial portion of revenue, our operating results are sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, newspaper publishing is both capital and labor intensive and, as a result, newspapers have relatively high fixed cost structures. During periods of economic contraction, revenue may decrease while some costs remain fixed, resulting in decreased earnings. Similarly, because a substantial portion of revenue is derived from retail advertisers, which have historically been sensitive to general economic cycles, our business, financial condition or results of operation could be materially adversely affected by a downturn in the retail sector.

Our business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Typically, revenue is lowest during the fourth quarter of the fiscal year, which ends in August, and highest during the first quarter of the fiscal year.

Acts of terrorism and other political and economic developments could adversely affect revenue.

Our revenue and profitability depend on the sale of advertising. Our revenues were negatively affected by the impact of the September 11th tragedy on advertising expenditures in 2001 and, more recently, were modestly affected by war in Iraq in early 2003. If there are further acts of terrorism or other hostilities, or if other future financial, political, economic and other uncertainties arise, this could lead to a reduction in advertising expenditures, which could materially adversely affect our business, financial condition or results of operations.

We may be adversely affected by variations in television programming acquisition costs.

The most significant cost in the broadcasting businesses is television programming. We cannot assure you that our broadcasting operations will not be exposed in the future to volatile or increased television programming costs which may adversely affect our operating results. Developments in cable, satellite or other forms of distribution could also affect both the availability and the cost of programming and increase competition for advertising expenditures. In addition, the production and distribution costs of television and other forms of entertainment, as well as television programming costs, may increase. Moreover, programs may be purchased for broadcasting two to three years in advance, making it difficult to predict how such programs will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in revised amortization periods or impairments that would increase operating costs.

We may be adversely affected by strikes and other labor protests.

Approximately 39% of our employees are represented by unions and covered by collective bargaining agreements. Any strikes, lock-outs and other form of labor protests could disrupt operations and could have a material adverse effect on our business, financial conditions or results of operations.

Approximately 63% of our Canadian broadcast employees are unionized and are employed under a total of 15 collective agreements. Two of these agreements are currently in negotiation. In 2005, one agreement will expire and in 2006, four agreements will expire.

Thirteen of our Canadian broadcasting bargaining units are represented by the Communications, Energy and Paper-workers Union of Canada (CEP). On April 27, 2001, this union applied to consolidate these 12 bargaining units covering approximately 1,000 employees into a single bargaining unit. On March 4, 2005, the Canadian Industrial Relations Board (CIRB) determined that the 12 bargaining units would be restructured into three bargaining units. The three bargaining units in Halifax and St. John would constitute a Maritimes bargaining unit. The eight bargaining units in western Canada (Victoria, Vancouver, Kelowna, Calgary, Lethbridge, Edmonton, Saskatoon and Winnipeg) would be amalgamated into a Western Canada bargaining unit. The Toronto bargaining unit would remain a stand-alone unit. As a result of this decision, future labour conflicts may involve larger numbers of employees that could increase the cost and disruption to our business from strikes, lockouts and other forms of labour protest. Both parties have applied to the Board for a reconsideration of its decision in accordance with the procedures set out in the Canada Labour Code.

Approximately 49% of our Canadian publishing employees are employed under 41 collective bargaining agreements. Five of these collective agreements are in negotiation and no others will expire in 2005. In 2006, a further 10 agreements will expire. In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations. We may not be able to renew these collective agreements on satisfactory terms or at all, and we may experience strikes, lockouts and other forms of labor protests in the future.

Approximately 30% of TEN Group’s workforce is unionized and employed under the 2005 Network TEN Enterprise Agreement. A new three year agreement was ratified during 2005.

Any strike, lock-out, or other form of labor protest could have a material adverse effect on our business, financial condition or results from operations.

We may be adversely affected by variations in the cost of newsprint.

Newsprint expense represents one of our largest raw material expenses and, after wages and employee benefits expenses and programming acquisition costs, is our most significant operating cost. Newsprint costs vary widely from time to time and price changes in newsprint can significantly affect the overall earnings of our publishing operations. There can be no assurance that our publishing operations will not be exposed in the future to volatile or increased newsprint costs which could have a material adverse effect on our business, financial condition or results of operations.

The Publications Group has historically provided a substantial portion of our cash flow from operations.

Following the Income Fund transactions in October 2005, our cash flow from the Publications Group will be diluted for the 25.8% interest held by the Income Fund and will be received by way of distributions from the Limited Partnership, a portion of which are subordinated. If distributable cash of the Limited Partnership is not sufficient to pay the entire distribution our share will be disproportionately affected by the shortfall. We expect to receive annual distributions of approximately $146 million from the Limited Partnership related to our 74.2% interest. $108 million of these distributions will be payable to us on the same priority as the amounts payable to the Income Fund while the remaining $38 million is subordinated and will be payable on a quarterly basis only if the Limited Partnership has sufficient distributable cash.

We have historically received significant distributions for Australia’s TEN Group, and there can be no assurance that such distributions will continue at the same level or at all.

We have historically received significant distributions from the TEN Group, in the form of dividends and interest payments. Distributions form TEN Group amounted to $153 million in the year ended August 31, 2005. TEN Group maintains an A$700 million credit facility and, as at August 31, 2005, A$180 million was outstanding under this facility. Additional loans under TEN Group’s credit facility would increase TEN Group’s interest expense and could reduce the amount of cash available for distribution by TEN Group. We do not own a majority or controlling voting interest in TEN Group, nor do we exercise control over its management, strategic direction or daily operations. There can be no assurances that distributions from TEN Group will continue at a similar level or at all. A significant decline in distributions from TEN Group could have a material adverse effect on our ability to service our indebtedness.

We may be adversely affected by foreign exchange fluctuations.

Fluctuations in the values of the currencies of Australia, New Zealand and Ireland relative to the Canadian dollar have affected the comparison of Canadian dollar translated amounts over periods of time. The most significant impact relates to the Australian dollar as a result of our economic interest in TEN Group. For example, based on fiscal 2005 net earnings from TEN Group, a 1% increase or decrease in the average rate of exchange used to translate results from TEN Group would increase or decrease our consolidated net earnings by $1.2 million, respectively. In fiscal 2005 compared to fiscal 2004, the average rate of exchange used to translate results from TEN Group decreased by 3%. Additionally, as of August 31, 2005, since our initial acquisition of TEN Group in 1992, we have realized a total of $5.0 million in currency translation losses arising from distributions made by TEN Group to us.

Virtually all of our revenue is generated in the local currencies of countries in which we operate, while certain programming and other expenses are incurred in U.S. dollars. In addition, a significant portion of our borrowing is denominated in U.S. dollars and interest, principal and premium, if any, on such borrowing must be paid in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We have entered into cross currency interest rate swaps, which convert the U.S. dollar principal and interest payable under the senior credit facility and the senior and senior subordinated notes into Canadian dollar obligations, to hedge foreign exchange rate risk and cash flow risk, with the exception of US$41.9 million in senior subordinated notes which are not hedged. In the year ended August 31, 2005 we have been required to make payments of a net amount of $97 million to recoupon the swaps in order to maintain the fair value of our interest rate and cross currency swaps within the limits prescribed under our senior credit facility. Subsequent to year end, we were required to make additional swap recouponing payments of $118 million. There can be no assurance that exchange rate fluctuations in the future will not have a material adverse effect on our ability to make payments in respect of the new notes, as we may be required to provide additional cash or other collateral to secure our obligations in respect of our hedging transactions.

Changes in government regulation could adversely affect our business, financial condition or results of operations.

Changes to the regulations and policies governing broadcast television, specialty cable channels and program distribution through cable and direct-to-home satellite services, the introduction of new regulations or policies or terms of licenses or treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations.

Broadcasting operations are generally subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer and ownership of broadcast licenses in virtually all jurisdictions and, in some jurisdictions, govern the timing and content of programming; the timing, content and amount of commercial advertising; and the amount of foreign versus domestically produced programming. In many jurisdictions, including Australia and Canada, there are significant restrictions on the ability of foreign entities to own or control broadcasting businesses.

Our Canadian television operations are regulated pursuant to the Broadcasting Act (Canada). The Canadian Radio-television and Telecommunications Commission, or CRTC, administers the Broadcasting Act (Canada), and among other things, grants, amends and renews broadcasting licenses, approves certain changes in corporate ownership and control. The CRTC also may determine and implement broadcasting regulations and policies pursuant to the Broadcasting Act (Canada), subject to certain directions from the federal cabinet. Television broadcasting operations in Canada are also subject to simultaneous program substitution requirements, cable priority carriage rules, specialty service access rules, content rules and foreign ownership restrictions, all of which we must comply with. Changes to the regulations and policies governing broadcast television, specialty cable channels and program distribution through cable and direct-to-home satellite services or the introduction of new regulations, policies or terms of license or changes to the treatment of tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations.

In June 2003, a House of Commons committee, the Standing Committee on Canadian Heritage, released the findings of a study of the current state and future direction of Canada’s broadcasting system and the efficacy of the Broadcasting Act (Canada) in meeting policy objectives. Included among the broad ranging issues considered by the Committee were cross-media ownership, foreign ownership, license fees, program funding, community, local and regional broadcasting, the effectiveness of the CRTC, digital transmission, performance measurement and Canadian content and cultural diversity. In November 2003 the government responded to the report, but did not deal substantively with any of the issues identified in the report. However, since that response there has been a federal general election, a change in the leadership in the responsible ministries and a series of events that have resulted in a great deal of public scrutiny of the CRTC and its decision making and regulatory processes. Following the election, the standing committee re-submitted its 2003 report to the Government of Canada. The Government of Canada again responded to this report. The response included a statement of support for further study of cross media ownership and encouraged the CRTC to support diversity in the consideration of license applications. The introduction of new laws, regulations or policies with respect to these matters may be forthcoming, and could have a material adverse effect on the our business, financial condition or results of operations.

Our operations outside of Canada are also subject to government regulation. In Australia, our investments are subject to statutes and regulation regarding licensing, programming standards, ownership and control of commercial broadcasting services and administering the allocation of broadcasting frequency spectrum. In March 2002, the Australian Government introduced the Broadcasting Services Amendment (Media Ownership) Bill 2002, which would remove limitations in the BSA on foreign ownership and control of the Australian media, leaving the sector to be regulated under the Foreign Acquisitions and Takeovers Act 1975 and Australia’s general foreign investment policy. At that time the Australian Senate did not support the bill. In 2004, the Government was re-elected and as of July 2005, also holds a majority of seats in the senate. The Australian Government has restated its commitment to reforming Australia’s cross ownership and foreign media ownership laws. Although the exact form of any legislation and the timing of its introduction are uncertain, any such legislation, if passed, could have a significant impact on the competitive environment in which we operate in Australia. Relaxation of the ownership restrictions may lead to further consolidation in the Australian media sector and allow our competitors to strengthen their positions. If we are unable to successfully adapt to changes in Australian competitive and regulatory environment, our business may be adversely affected.

Although the New Zealand radio and television broadcasting industry was deregulated in 1989, our New Zealand operations remain subject to broadcasting standards and to general legislation concerning foreign investment in New Zealand. Television broadcasting in the Republic of Ireland is regulated with respect to, among other things, licensing, ownership and control, advertising and programming. There can be no assurance that any changes to the rules and regulations affecting our operations outside of Canada will not have a material adverse effect on the business, financial condition or results of operations of our non-Canadian subsidiaries and investments or our ability to maintain our ownership interests in our non-Canadian subsidiaries and investments.

The CRTC and other applicable broadcasting regulatory authorities may not renew our existing broadcasting licenses or grant us new licenses on acceptable terms, or at all.

Our CRTC broadcasting licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The CRTC considered our applications for the renewal of the licenses for all of our Canadian television stations, except CJNT (Montreal) (the license for which expires in 2007) in 2001. New licenses were granted with effect from September 1, 2001 for the maximum seven-year term. Our license for Global Prime was renewed in 2004, for the maximum seven-year term and our licenses for our Category 1 and Category 2 digital specialty channels expire in 2007.

While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC considered the issue of our cross-media ownership at license renewal proceedings. The CRTC has expressed its support for the promotion of diversity in broadcasting expression at a local and national level, primarily with respect to news voices, and has the power to preserve diversity of voices and prevent or address the emergence of undue competitive advantage on behalf of one licensee where it is found to exist. As a condition of the recent license renewals, the CRTC directed us to abide by its proposed code of conduct respecting the maintenance of separate management over the television and print news operations. There can be no assurance that, in future license renewal proceedings, the CRTC will not require us to take measures which could have a material adverse effect on the integration of Canadian publishing assets with our broadcasting assets and our ability to continue to realize certain of the anticipated benefits of acquiring our Canadian publishing operations.

Our New Zealand radio operations hold broadcasting licenses that will expire in 2011. All VHF television licenses expire in 2015. Both television and radio licenses have rights of incumbency. Discussions with government on the renewal of our FM radio frequencies in 2011 were successfully concluded during the 2005 financial year. As a consequence, we expect to pay approximately $40 million as a one time cash payment in 2011 to renew all of our FM radio frequencies for a further 20 years until 2031. It is expected that negotiations for renewal of television VHF frequencies will not take place for several years.

The licenses held by Network TEN’s stations in Sydney, Melbourne, Brisbane and Perth were renewed in 2002 and will be subject to renewal by the Australian Broadcasting Authority in 2007. The license for Network TEN’s Adelaide station was renewed in 2004 and will be subject to renewal in 2009. Licenses in other jurisdictions are also subject to renewal from time to time. Our inability to renew any of our licenses or acquire new interests or licenses on acceptable terms, or at all, could have a material adverse effect on our business, financial condition or results of operations. To date, we have not had a license renewal declined.

We may not be successful in defending a lawsuit which has been commenced against us and certain of our subsidiaries.

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Ltd., or CBL, filed a statement of claim with the Ontario Superior Court of Justice against us, certain of our subsidiaries and Israel Asper (the “Ontario Action”). The plaintiffs claimed, among other things, that the defendants:

•	acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs;

•	improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities);

•	owe fiduciary duties to the plaintiffs; and

•	wrongly terminated certain contracts with the plaintiffs and replaced them with non-arm’s length contracts.

At the time of the commencement of the action, we owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned the Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of our indirect wholly-owned subsidiaries to continue as CBL Amalco. Under the terms of the amalgamation agreement, we received all of the shares of CBL Amalco and the minority shareholders of CBL received special preference shares of CanWest. CanWest redeemed the special preference shares for $57.7 million on December 18, 2002. By way of an application initiated by the defendants, the Ontario Superior Court in November, 2001 stayed the Ontario Action on the basis that the Ontario courts have no jurisdiction to try the claim and alternatively, that Manitoba was the convenient forum for trial of the action. The Ontario Court of Appeal subsequently upheld the Ontario decision by a decision issued in February 2003. In January 2004, the Supreme Court of Canada refused the plaintiffs leave to appeal the Ontario Court of Appeal’s decision. By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen’s Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper, claiming in substance the same matters as in the Ontario Action and as well that the amalgamation was oppressive to the interests of the plaintiff. The plaintiffs are seeking, among other things, damages of $405 million (including aggravated and punitive damages). While the defendants intend to do so, they have yet to file a statement of defense. There can be no assurances as to the outcome of the lawsuit, the timing or amounts of any payments we may make in connection with the lawsuit (including litigation expenses), whether any additional allegations or claims will be made, how long the suit will last or as to any of the other risks inherent in any litigation. There can be no assurance that CanWest and the other defendants will be successful in defending this lawsuit. While we believe these claims to be substantially without merit, a significant adverse result could have a material adverse effect on our business, financial condition or results of operations.

We do not control and are not permitted to control some of our broadcasting assets.

We do not own a majority voting interest in Australia’s TEN Group, nor do we control its management or strategic direction, and we are not permitted under Australian law to own more than 15% of the equity of TEN Group. We do not own a majority interest in TV3 in Ireland. There can be no assurance that TEN Group and/or TV3 will not take any actions that could have a material adverse effect on our economic or ownership interest in such entities.

We may be adversely affected by changes in government incentive programs for Canadian program production.

The CRTC requires Canadian broadcasters to broadcast certain amounts of content of Canadian origin. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Television Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could have an adverse effect on our business, financial condition or results of operations.

We are subject to extensive environmental regulations.

We are subject to a variety of Canadian and foreign environmental laws and regulations concerning emissions to the air, water and sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites, or otherwise relating to protection of the environment. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Failure to comply with present or future laws or regulations could result in substantial liability. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses (or may have current uses, in the case of surrounding properties) which may affect our properties and require further study or remedial measures. There can be no assurance that all environmental liabilities have been identified, that any prior owner of the properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist at any of our properties.

DIVIDEND POLICY

We do not currently pay dividends. Any future determination to pay dividends will be at the discretion of our Board of Directors from time to time having regard to our capital requirements.

CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of preference shares issuable in series, multiple voting shares, subordinate voting shares and non-voting shares.

The multiple voting shares, the subordinate voting shares and the non-voting shares rank equally on a per share basis in respect of dividends and distributions of capital, and are subordinate to the preference shares. Subordinate voting shares carry one vote per share, and multiple voting shares carry ten votes per share. Non-voting shares do not vote, except at meetings where the holders of such shares would be entitled, by law, to vote separately as a class.

Multiple voting shares are convertible into subordinate voting shares and non-voting shares on a one-for-one basis at any time at the option of the holder. Subordinate voting shares are convertible into non-voting shares on a one-for-one basis at any time at the option of the holder. Non-voting shares are convertible into subordinate voting shares on a one-for-one basis provided the holder is Canadian.

Series 1 preference shares carry 19 votes per share, and carry preferential votes pertaining to the election of up to two directors. Each series 1 preference shares is convertible, at the option of the holder, into 0.15 subordinate voting or non-voting shares.

Series 2 preference shares are not eligible to vote. Series 2 preference shares are, at our option, redeemable for cash, or convertible to subordinate voting or non-voting shares based on the market value of the subordinate voting or non-voting shares at the date of conversion.

The series 1 and 2 preference shares are not entitled to dividends and distributions in the normal course or in respect of a liquidation or wind-up and have no right to vote separately as a class.

We are a constrained-share company, of which at least 66.7% of the voting shares must be beneficially owned by persons who are Canadian citizens or corporations controlled in Canada. There is no limit on the number of non-voting shares that a non-Canadian can hold.

Any Canadian citizen purchasing non-voting shares can present them for registration as either subordinate voting shares or non-voting shares. Non-voting shares can be purchased by anyone, Canadian or otherwise. Subordinate voting shares purchased by a non-Canadian will, upon registration of transfer, be converted into non-voting shares by the our registrar, Computershare Trust Company of Canada.

Ratings

We, and our wholly owned subsidiary CanWest Media Inc., have received the following credit ratings from each of Dominion Bond Rating Service Limited (“DBRS”), Standard & Poors Rating Services (“S&P”) and Moody’s Investors Service (Moody’s”) (each a “Rating Agency”):

	DBRS	S&P	Moody’s

Corporate rating	BB Stable	B + / Watch / Dev	Ba3 Stable/ Under Review

Senior secured notes	Not rated	B +/ Watch / Dev	Ba2 Stable/ Under Review

Senior unsecured notes	BB (low) Stable	B - /Watch / Dev	Ba3 Stable/ Under Review

Senior subordinated notes	B (high) Stable	B - /Watch / Dev	B2 Stable/ Under Review

Dominion Bond Rating Service

DBRS’ credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of BB by DBRS is in the middle of three subcategories within the fifth highest of ten major categories and a rating of B is in the sixth highest of ten major categories. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The “(high)” and “(low)” grades are not used for the AAA category.

In October 2005, DBRS confirmed the ratings of CanWest MediaWorks Inc. following the completion of the initial public offering of the CanWest MediaWorks Income Fund. Previously in September, on the announcement of the initial public offering, DBRS had placed the ratings “Under Review with Developing Implications”.

In confirming their ratings, DBRS noted our retention of a 74% interest in the Publishing Group and that they viewed the approximately $400 million reduction in consolidated debt as positive.

Standard & Poor’s Ratings Services

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from the highest to lowest quality of such securities rated. According to S&P, the B rating is the sixth highest of ten major rating categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

In September 2005, S&P placed credit ratings on CanWest MediaWorks Inc. on CreditWatch with developing implications. The CreditWatch placement followed the filing of the registration statement by CanWest MediaWorks in connection with the initial public offering of the CanWest MediaWorks Income Fund. S&P had previously assigned a B+ / Stable rating to the corporate rating.

Moody’s Investors Service

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Ba is the fifth highest of nine major categories and a rating of B is in the sixth highest of the nine major categories. Moody’s applies numerical modifiers 1,2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

In September 2005, Moody’s placed ratings of CanWest MediaWorks Inc. under review for possible upgrade following our announcement that we intended to reduce debt as a result of the CanWest MediaWorks Income Fund transaction.

We understand that the ratings are based on, among other things, information furnished to the Ratings Agencies by us and information obtained by the Ratings Agencies from publicly available sources. The credit ratings given by the Ratings Agencies are not recommendations to buy, hold or sell any of our securities since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

MARKET FOR SECURITIES

Subordinate and Non Voting Shares

The Subordinate Voting Shares are listed for trading on The Toronto Stock Exchange under the symbol CGS.SV. The Non-Voting Shares are listed for trading on the Toronto Stock Exchange under the symbol CGS.NV and on The New York Stock Exchange under the symbol CWG.

The price range and volume of trading of our subordinate voting stock (CGS.SV) on the TSX for the period from September 2004 to August 2005 are as follows:

Date	High	Low	Close	Volume
Aug-05	15.78	13.00	15.15	22,603,900
Jul-05	14.15	12.99	13.11	13,122,800
Jun-05	14.40	13.50	13.62	17,026,200
May-05	14.69	13.02	14.20	10,417,600
Apr-05	15.30	13.11	13.74	8,663,600
Mar-05	15.59	13.98	14.70	16,301,300
Feb-05	15.45	14.15	14.15	10,472,200
Jan-05	15.75	14.25	14.76	19,196,300
Dec-04	14.80	12.80	14.46	13,470,800
Nov-04	13.25	11.71	12.91	18,174,600
Oct-04	12.25	9.76	12.16	12,207,500
Sep-04	10.05	9.15	9.80	16,351,300

The price range and volume of trading of our non-voting stock (CGS.NV) on the TSX for the period from September 2004 to August 2005 are as follows:

Date	High	Low	Close	Volume
Aug-05	15.75	12.90	15.14	136,800
Jul-05	14.15	12.96	13.08	129,400
Jun-05	14.28	13.51	13.60	108,400
May-05	14.79	13.05	14.17	89,100
Apr-05	15.20	13.28	13.65	112,700
Mar-05	15.68	13.81	14.81	201,100
Feb-05	15.44	14.00	14.22	250,000
Jan-05	15.65	14.00	14.84	138,100
Dec-04	14.70	12.75	14.52	122,600
Nov-04	13.21	11.71	12.82	124,800
Oct-04	12.49	9.75	12.24	183,200
Sep-04	10.89	9.05	9.87	79,200

The price range and volume of trading of our non-voting stock (CWG) on the NYSE for the period from September 2004 to August 2005 are as follows (in US$):

Date	High	Low	Close	Volume
Aug-05	13.04	10.75	12.78	40,500
Jul-05	11.74	10.55	10.68	41,600
Jun-05	11.62	11.00	11.10	45,500
May-05	11.40	10.49	11.30	36,600
Apr-05	12.55	10.75	10.89	64,900
Mar-05	12.82	11.34	12.24	46,600
Feb-05	12.40	11.51	11.51	135,300
Jan-05	12.95	11.59	11.93	67,200
Dec-04	12.00	10.58	12.00	73,600
Nov-04	11.00	9.55	10.79	75,000
Oct-04	9.95	7.87	9.94	104,900
Sep-04	7.81	7.06	7.81	41,600

Debt Securities

The 7 5/8% Senior Unsecured Notes due April, 2013, the 10 5/8% Senior Subordinated Notes due May, 2011 and the 8% Senior Subordinated Notes due September, 2012 of CanWest Media are registered with the Securities Exchange Commission, unlisted, and eligible for trading in The Portal Market™, an electronic screen based system which permits the trading of eligible privately placed securities by certain qualified institutional investors. Substantially all of the 7 5/8% Senior Unsecured Notes and the 10 5/8% Senior Subordinated Notes were retired in October 2005 pursuant to a tender offer and consent solicitation.

The 8% Senior Subordinated Notes due September 2012 were issued on November 18, 2004. These notes were registered June 2005 under the Securities Act of 1933, as amended, or any state securities laws and were issued only to “qualified institutional buyers” in accordance with Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act.

The trading levels for these debt securities for the 2005 fiscal year are as follows:

	7.625% due 4/15/2013			10.625% due 5/15/2011			8.00% due 9/15/2012
	High	Low	Close	High	Low	Close	High	Low	Close
September 2004	108.000	106.000	107.500	114.125	113.500	113.750	—	—	—
October 2004	108.750	107.000	108.750	113.625	112.750	113.000	—	—	—
November 2004	109.500	108.250	108.250	113.250	112.500	112.500	107.000	104.000	107.000
December 2004	109.375	108.000	108.875	112.750	112.250	112.250	107.750	107.000	107.250
January 2005	109.000	107.750	108.000	112.500	111.250	111.375	107.875	107.000	107.000
February 2005	109.625	108.000	109.250	111.500	111.000	111.125	107.875	106.750	107.750
March 2005	109.250	105.500	105.500	111.250	108.750	109.000	107.750	104.000	105.250
April 2005	106.500	104.500	104.756	110.000	108.500	108.500	105.250	102.250	102.250
May 2005	107.000	104.000	107.000	109.125	108.250	109.125	104.000	101.500	104.000
June 2005	108.625	106.250	107.000	109.875	109.000	109.125	105.250	103.500	105.250
July 2005	107.625	106.500	107.000	109.500	108.750	109.000	106.250	104.750	106.125
August 2005	107.500	107.000	107.000	109.000	108.000	108.000	106.125	105.000	105.000

Source: FT Interactive, via Advantage Data.

Note: Prices are expressed as a percentage of par.

DIRECTORS AND OFFICERS

The following table sets out certain information with respect to the directors and executive officers of CanWest Global Communications Corp. as of the date hereof.

Name and Municipality of Residence	Office or Position with Company	Principal Occupation	Director Since

David A. Asper(1) Winnipeg, Manitoba	Director	Executive Vice President of the Company Chairman of the National Post	January 1997

Gail S. Asper Winnipeg, Manitoba	Secretary and Director	Secretary of the Company	February 1992

Leonard J. Asper Winnipeg, Manitoba	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company	January 1997

Dr. Lloyd I. Barber, C.C., S.O.M., LL.D.(1)(3)(4) Regina Beach, Saskatchewan	Director	President Emeritus, University of Regina	February 1992

Derek Burney, OC(2) (3) Ottawa, Ontario	Director	Adjunct Professor and Senior Distinguished Fellow, Carleton University	April 2005

Ronald J. Daniels(3) Ardmore, Pennsylvania	Director	Provost, University of Pennsylvania	January 2004

David J. Drybrough, F.C.A.(4) East St. Paul, Manitoba	Chair of the Board of Directors and Director	Business Consultant	March 2003

Paul V. Godfrey, C.M. (2)(3) Toronto, Ontario	Director	President and Chief Executive Officer, Toronto Blue Jays Baseball Club	January 2004

Frank W. King, OC, P.Eng(2)(3) Calgary, Alberta	Director	President, Metropolitan Investment Corp.	November 2004

Richard M. Leipsic Winnipeg, Manitoba	Vice President and General Counsel of the Company	Vice President and General Counsel of the Company

John E. Maguire Winnipeg, Manitoba	Chief Financial Officer	Chief Financial Officer of the Company

Lisa M. Pankratz, CA, CFA(1)(4) Vancouver, British Columbia	Director	President, Corporate Compliance Officer, Cundill Investment Research Ltd.	April 2005

Thomas C. Strike Winnipeg, Manitoba	President, CanWest MediaWorks International	President, CanWest MediaWorks International

Peter D. Viner Toronto, Ontario	President and CEO, Canadian Operations, CanWest MediaWorks Inc.	President and CEO, Canadian Operations, CanWest MediaWorks Inc.

(1)	Member of the Pension Committee.

(2)	Member of the Governance and Nominating Committee.

(3)	Member of the Human Resources Committee.

(4)	Member of the Audit Committee.

As at November 28, 2005, all of the Multiple Voting Shares and 3,462,874 of the Subordinate Voting Shares were owned by CanWest Communications Corporation, a company indirectly owned and controlled by trusts for the benefit of members of the family of the late I.H. Asper, including David A. Asper, Gail S. Asper and Leonard J. Asper, who are senior officers and directors of us and Mrs. Ruth M. Asper.

All of the our directors serve one-year terms and are elected at our annual meeting of shareholders. The term of office of each of the current directors will expire at our annual meeting of shareholders to be held on January 12, 2006.

Each of our directors and officers has been engaged for more than five years in his or her present principal occupation or in other capacities with us (or one of our predecessors) in which he or she currently holds his or her principal occupation except: David A. Asper who, prior to January 2003 was President, Daremax Enterprises Inc., and prior to January 1999, was Vice President, Programming of the Company; Ronald J. Daniels, who, prior to July 2005, was Dean of the Faculty of Law at the University of Toronto; David J. Drybrough, who prior to January 2004 was Vice President, Finance of Gendis Inc.; Paul V. Godfrey, who, prior to September 2000 was President and Chief Executive Officer, Sun Media Corporation; Derek H. Burney, who prior to September 2004 was President and Chief Executive Officer of CAE Inc.; and Lisa M. Pankratz who prior to August 2002 was a corporate consultant and advisor. On November 17, 2005, the Board set at ten, the number of directors to be elected at the annual meeting of shareholders.

Certain of the directors and executive officers hold voting securities in us as described under the section entitled “Election of Directors” in the Management Information Circular dated November 17, 2005 and such information is incorporated by reference herein.

As of November 28, 2005, our directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over 76,785,976 Multiple Voting Shares, 3,787,881 Subordinate Voting Shares and 556 Non-Voting Shares.

LEGAL PROCEEDINGS

CBL Litigation

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Ltd. (“CBL”) filed a statement of claim against us, certain subsidiaries, and Israel Asper. The plaintiffs claim, among other things, that the defendants have acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs; have improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities); owe fiduciary duties to the plaintiffs; and have wrongly terminated certain contracts with the plaintiffs and replaced them with non-arm’s length contracts.

At the time of the commencement of the action, we owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned the Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of our indirect wholly-owned subsidiaries to continue as CBL Amalco. Under the terms of the amalgamation agreement, we received all of the shares of CBL Amalco and the minority shareholders of CBL received special preference shares of CanWest. CanWest redeemed the special preference shares for $57.7 million on December 18, 2002.

By way of an application initiated by the defendants, the Ontario Superior Court in November, 2001 stayed the Ontario Action on the basis that the Ontario courts have no jurisdiction to try the claim and alternatively, that Manitoba was the convenient forum for trial of the action. The Ontario Court of Appeal subsequently upheld the Ontario decision by a decision issued in February 2003. In January 2004, The Supreme Court of Canada refused the plaintiffs leave to appeal the Ontario Court of Appeal’s decision. By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen’s Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper, claiming in substance the same matters as in the Ontario Action and as well that the amalgamation was oppressive to the interests of the plaintiff. They are seeking, among other things, damages of $405 million (including aggravated and punitive damages). While the defendants intend to do so, they have yet to file a statement of defense.

Hollinger Litigation

On December 17, 2003, we and The National Post Company filed a statement of claim in the Ontario Superior Court of Justice against Hollinger International Inc., Hollinger Inc. and certain related parties claiming the amount of $25.7 million plus interest for amounts owed to The National Post Company related to our acquisition of 50% of The National Post Company in March 2002. In August 2004, we and The National Post Company obtained partial summary judgment in respect of the claim against Hollinger International Inc. for $22.5 million, plus interest. A payment of $26.5 million was received in November 2004 in satisfaction of this claim. We have also referred to arbitration disputes related to a further approximately $86.5 million we claim to be owed by Hollinger International Inc. and certain of its affiliates related to certain unresolved matters arising from our November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and certain of its affiliates. In the arbitration, Hollinger International claims that it and certain of its affiliates are owed approximately $45 million by CanWest under the relevant agreement.

Other Litigation

We are one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. While the final outcome of these proceedings cannot be predicted with certainty, any liability that may arise is not expected to have a material effect on our financial position or results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Senior subordinated notes held by CanWest Communications Corporation, our parent, totaled $49.7 million (US$41.9 million) at August 31, 2005 (2004 - $55 million). The shares of CanWest Communications Corporation are indirectly owned and controlled by Mrs. Ruth M. Asper and trusts for the benefit of members of the family of the late Israel Asper, including his three children, David A. Asper, Gail S. Asper and Leonard J. Asper, who are senior officers and directors of us. This debt matures on May 15, 2011 and bears interest at 10.625%. During 2005, interest expense related to this debt totaled $6.0 million (2004 - $6.3 million). In October 2005 we repaid these notes pursuant to the tender offer and consent solicitation.

In June 2005, a company owned by CanWest Communications Corporation acquired the 50% of CanWest Global Place that it did not already own. We are a tenant in this building. During 2005, rent paid to this company amounted to $1.1 million (2004 - $1.1 million).

INTEREST OF EXPERTS

Our auditors are PricewaterhouseCoopers LLP, chartered accountants, at its offices in Winnipeg, Manitoba. Certain employees, but not partners, of PricewaterhouseCoopers LLP may own our shares.

TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada

Calgary, Canada

Bank of Nova Scotia Trust Company of New York

New York City, U.S.A.

ADDITIONAL INFORMATION

Additional information relating to us may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our management information circular dated November 17, 2005 for the annual meeting of shareholders to be held on January 12, 2006.

Additional financial information is provided in our financial statements and management discussion and analysis for the year ended August 31, 2005.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

Our audit committee charter is attached as Schedule A to this Annual Information Form.

Composition of the Audit Committee

The Audit Committee is chaired by David J. Drybrough and also includes LLoyd L. Barber and Lisa M. Pankratz. All members of the audit committee are independent and financially literate as defined under Multilateral Instrument 52-110 and do not receive any compensation from us, either directly or indirectly, other than for service as a member of the Board of Directors and its committees.

Relevant Education and Experience

The members of our Audit Committee possess considerable education and business experience relevant to the performance of their audit committee responsibilities, as described below:

David J. Drybrough

Business Consultant

Mr. Drybrough, a Chartered Accountant by training, was, from his retirement in 1997 from the accounting firm PricewaterhouseCoopers LLP (then known as Coopers & Lybrand) Vice President, Finance of Winnipeg based Gendis Inc. until December 2003. From March 2005 he has been Chair of the Board of Directors. He is also Chair of the Board’s Audit Committee. Mr. Drybrough serves as a director and chair of the Audit Committee of Fort Chicago Energy Partners LP.

Dr. Lloyd I. Barber

President Emeritus, University of Regina

Dr. Barber is President Emeritus of the University of Regina. He was appointed an Officer of the Order of Canada in 1978 and was elevated to Companion of the Order in 1993. He serves as a director of several major public Canadian companies such as Teck Cominco Ltd., Greystone Capital Management and Fording Trust.

Lisa M. Pankratz

President, Cundill Investment Research Ltd.

Ms Pankratz, a Chartered Accountant, is President, Corporate Compliance Officer and a Director of Cundill Investment Research Ltd. Prior to her appointment to this position in August 2002, she was a corporate consultant and advisor from August 2000 until July 2002. Prior to this, she was Chief Financial Officer of BuildDirect.com Technologies Inc. Ms Pankratz is a Director of The Insurance Corporation of British Columbia.

Principal Accountant Fees and Services

The Audit Committee establishes the external auditors’ compensation. For the years ended August 31, 2005 and August 31, 2004, we paid fees to PricewaterhouseCoopers LLP and its affiliates as follows:

For the year ended August 31,	2005	2004
	$000	$000
Audit services	3,092	3,655
Audit related services(1)	1,759	280
Tax services(2)	794	427

	5,645	4,362

(1)	Audit related fees include fees for employee benefit plan audits, special audits in connection with the sale of certain operations and consultations concerning financial accounting and reporting standards.

(2)	Tax services relate to the review of foreign affiliate surplus calculations, consultations with respect to indirect taxation matters and consultations with respect to tax structuring for acquisitions, divestitures, and financing arrangements, including assistance to internal and external legal counsel.

Our Audit Committee pre-approved all audit and non-audit services provided to us or our consolidated subsidiaries. Our Audit Committee has adopted a pre-approval policy pursuant to which specific categories of services have been pre-approved. Engagements pursuant to the pre-approval policy require specific pre-approval as soon as they appear likely to exceed $50,000 in fees. The chair of the Audit Committee is authorized to pre-approve services on behalf of the Audit Committee provided that the chair reports such approvals to the committee. The Audit Committee receives quarterly reports from PricewaterhouseCoopers LLP on the nature and fee levels of all services.

SCHEDULE A

CanWest Global Communications Corp.

AUDIT COMMITTEE CHARTER

1.	DEFINITIONS

In this Charter the following terms have the meaning set out below.

“Affiliated Entity” A person or company is considered to be an Affiliated Entity of another person or company if one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or the person or company is (i) both a director and an employee of an Affiliated Entity or (ii) an Executive Officer, general partner or management member of an Affiliated Entity.

“Audit Services” means the professional services rendered by the Corporation’s external auditor for the audit and review of the Corporation’s financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements.

“Board” means the Board of Directors of the Corporation.

“Committee” means the Audit Committee of the Board.

“Control” means the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise.

“Corporation” means CanWest Global Communications Corp.

“Director” means an individual elected to the Board as a Director by shareholders at the annual meeting of shareholders of the Corporation or appointed to the Board.

“Executive Officer” of an entity means an individual who is (i) a chair of the entity; (ii) a vice-chair of the entity; (iii) the president of the entity; (iv) a vice-president of the entity in charge of a principal business unit, division or function including sales, finance or production; (v) an officer of the entity or any of its Subsidiary Entities who performs a policy-making function in respect of the entity; or (vi) any other individual who performs a policy-making function in respect of the entity.

“Financially Literate” An individual is Financially Literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

“Independent Director” means a Director who has no direct or indirect material relationship with the Corporation.

“Material Relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment and includes:

(i)	an individual who is, or has been, an employee or Executive Officer of the Corporation, unless the prescribed period has elapsed since the end of the service or employment;

(ii)	an individual whose Immediate Family Member is, or has been, an Executive Officer of the Corporation, unless the prescribed period has elapsed since the end of service or employment;

(iii)	an individual who is, or has been an Affiliated Entity of, a partner of, or employed by, a current or former internal or external auditor of the Corporation, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(iv)	an individual whose Immediate Family Member is, or has been, an Affiliated Entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the Corporation, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(v)	an individual who is, or has been, or whose Immediate Family Member is or has been, an Executive Officer of an entity if any of the Corporation’s current Executive Officers serve on the entity’s compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

(vi)	an individual who has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any Subsidiary Entity of the Corporation other than as remuneration for acting in his or her capacity as a Member of the Board or any board committee, or as a part-time chair or vice-chair of the Board or any board committee or receives, or whose Immediate Family Member receives, more than $75,000 per year in direct compensation from the Corporation, other than as remuneration for acting in his or her capacity as a Member of the Board or any board committee, or as a part-time chair or vice-chair of the Board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation; and

(vii)	an individual who is an Affiliated Entity of the Corporation or any of its Subsidiary Entities.

For the purposes of subclause (vi), the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by a person’s spouse, minor child or stepchild, or a child or stepchild who shares the person’s home or an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or Executive Officer or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any Subsidiary Entity of the Corporation.

“MD&A” has the meaning ascribed to it in National Instrument 51-102.

“Member” means a Director.

“National Instrument 51-102” means National Instrument 51-102, Continuous Disclosure Obligations.

“Non-Audit Services” means services other than Audit Services.

“prescribed period” means the shorter of the period commencing on March 30, 2004 and ending immediately prior to the determination required herein and the three (3) year period ending immediately prior to the determination required herein.

“Subsidiary Entity” A person or company is considered to be a Subsidiary Entity of another person or company if (i) it is controlled by that other, or that other and one or more persons or companies each of which is controlled by that other, or two or more persons or companies, each of which is controlled by that other, or (ii) it is a Subsidiary Entity of a person or company that is the other’s Subsidiary Entity.

2.	OBJECTIVES

The main objectives of the Committee are to:

(a)	assist the Board in meeting its responsibilities for identification of the principal risks of the business of the Corporation including financial, accounting and legal matters and for evaluating the internal systems and controls intended to manage such risks;

(b)	evaluate the accuracy and credibility of the financial reports prepared by management;

(c)	support and preserve the independence of the audit function;

(d)	provide effective oversight of the financial reporting process and to report regularly to the Board on its activities and findings;

(e)	recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation and the compensation of the external auditor;

(f)	oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(g)	pre-approve all Non-Audit Services to be provided to the Corporation or its Subsidiary Entities by the Corporation’s external auditor;

(h)	review the Corporation’s financial statements, MD&A and annual and interim earnings press releases before the Corporation publicly discloses this information;

(i)	satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in paragraph (h), and must periodically assess the adequacy of those procedures;

(j)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(k)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

3.	COMPOSITION

(a)	The Committee shall be composed of not less than three Members, all of whom shall be Independent Directors and all of whom shall be Financially Literate. Notwithstanding the foregoing, a Member who is not Financially Literate may be appointed to Committee provided that the Member becomes Financially Literate within a reasonable period of time following his or her appointment.

(b)	Members shall serve for a one year term unless they resign, and may be reappointed to serve consecutive terms.

(c)	The Chair and the Secretary of the Committee shall be appointed by the Board.

(d)	The Committee shall meet at least four times per year and may meet more often if required.

(e)	A quorum at meetings of the Committee shall be two Members.

(f)	The Committee shall establish its own procedures, including the timing and place of meetings and such other procedures as it considers necessary or advisable.

The Chair of the Board and Chief Executive Officer, the Chief Financial Officer, and, if any, the President and Chief Operating Officer, shall be entitled to attend all meetings of the Committee unless they are requested by the Committee not to do so.

4.	AUTHORITY

The primary responsibility for the Corporation’s financial reporting, accounting systems and internal controls is vested in senior management and is overseen by the Board. The Committee is a standing committee of the Board established to assist the Board in fulfilling its responsibilities in this regard.

The Committee shall have unrestricted direct access to the Corporation’s personnel, documents, external auditors and internal auditors and will be provided with the resources necessary to carry out its responsibilities. The Committee shall have the authority to engage independent counsel and other advisers as it deems necessary to carry out its duties and to set and pay the compensation for any advisers so engaged. In carrying out its mandate, the Committee’s review of the various activities of the Corporation shall include such investigation, analysis and approval of such activities as it may consider necessary.

5.	RESPONSIBILITIES

The responsibilities of the Committee shall be:

(a)	ANNUAL FINANCIAL INFORMATION

Review with management and, where appropriate, with the external auditors and recommend or report to the Board with regard to:

•	the annual financial statements and the accounting policies, accounting judgements, accruals, estimates, material related party transactions and other matters relevant to their preparation.

•	MD&A to be included in the Annual Report.

•	other financial information to be included in the Annual Report.

•	the Annual Information Form (AIF).

•	the status of any material pending or threatened litigation.

•	annual press releases.

•	other matters in connection with the annual external audit including:

(i)	the scope of the engagement and procedures to be followed

(ii)	audit fees

(iii)	an assessment by the external auditors of the quality and acceptability of the Corporation’s accounting practices as applied in its financial reporting.

(b)	QUARTERLY REPORTS

•	Review and approve the process, including the degree of involvement of the external auditors, for the preparation of quarterly reports to ensure their accuracy and reliability.

•	Review with management and with the external auditors and approve, prior to release, any quarterly report to shareholders (including the unaudited year-end financial results as part of the 4th quarter report).

•	Review with management and recommend for adoption by the Board quarterly press releases.

(c)	OTHER PUBLIC DISCLOSURE DOCUMENTS

•	Review the process for the preparation of prospectuses and offering memoranda and other public disclosure documents to ensure their accuracy and reliability.

(d)	ACCOUNTING SYSTEMS AND INTERNAL CONTROLS

•	Advise the Board on the adequacy, accuracy, timeliness and reliability of financial reports and on the efficacy of internal accounting, auditing and management control procedures.

(e)	INTERNAL AUDIT

•	Review the resources, budget, reporting relationships and planned activities and results of the internal audit function.

(f)	LEGISLATIVE COMPLIANCE

•	Review compliance with withholding and other deductions, remittances requirements e.g. Income tax, Canada Pension Plan.

(g)	REPORTING

•	Report to the Board on the results of monitoring compliance with the Corporation’s business conduct standards and potential conflicts of interest.

•	Report, through the Chair, to the Board following each meeting of the Committee on the major items of discussion, decisions and recommendations made by the Committee.

(h)	DUE DILIGENCE

•	Report to the Board annually regarding receipt of certificates from management confirming compliance with:

(i)	all required withholding, deductions and remittances

(ii)	Corporate business conduct standards

(i)	INDEPENDENCE OF EXTERNAL AUDITORS

•	Obtain annually from the external auditors a formal written independence affirmation disclosing all relationships between them and their related entities and the Corporation and its related entities and engage in a dialogue with them if any disclosed relationship or service may impact their objectivity and independence.

(j)	APPOINTMENT AND FEES OF EXTERNAL AUDITORS

•	Review the performance of and service provided by the external auditors and make recommendation to the Board concerning the appointment and fees of external auditors for the ensuing financial year.

6.	OTHER

(a)	Make recommendations to the Board relating to its responsibilities herein.

(b)	Annually review currency/appropriateness of the Charter and report to the Board in that regard.